SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K



REPORT OF FOREIGN PRIVATE ISSUER


02046846

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the quarterly period ended July 2002   Commission File Number 1-8481

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ______   Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes --------   No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

BCE Inc.'s Annual Management's Discussion and Analysis dated July 23, 2002 for the year ended December 31, 2001 and BCE Inc.'s Annual Financial Statements dated July 23, 2002 for the year ended December 31, 2001, both are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 filed October 16, 2000 (Registration No. 333-12780), under Form S-8 filed November 1, 2000 (Registration No. 333-12802) and under Form S-8 filed November 1, 2000 (Registration No. 333-12804). No other portions of this Form 6-K are incorporated by reference in the above-mentioned registration statements. Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of financial condition and results of operations (MD&A) focuses on the consolidated results of operations and financial situation of BCE, which consists of BCE Inc., its subsidiaries, joint ventures and its investments in significantly influenced companies by principal operating groups of BCE and should be read in conjunction with the audited consolidated financial statements dated July 23, 2002.

Effective April 24, 2002, BCE centers its activities around three core operating segments, based on products and services, reflecting the way that management classifies its operations for purposes of planning and performance management. The three core operating segments are the Bell Canada segment, Bell Globemedia and BCE Emergis. All non-core businesses are combined, for management purposes, in the BCE Ventures segment.

The **Bell Canada segment** provides connectivity to residential and business customers through wired and wireless voice and data communications, high-speed and wireless Internet access, direct-to-home satellite entertainment services, IP-broadband services, e-business solutions and local and long distance phone and directory services. The results of the Bell Canada segment discussed in this MD&A represent the consolidation of Bell Canada Holdings Inc. (BCH) with Bell Canada and its subsidiaries (including Bell Mobility Inc. (Bell Mobility), BCE Nexxia Inc. (carrying on business in Canada under the name Bell Nexxia), Bell ActiMedia Inc., Bell Distribution Inc. (Bell Distribution), Certen Inc., Northern Telephone Limited, Northwestel Inc. and Télébec ltée), and also its investments in significantly influenced companies (including Manitoba Telecom Services Inc. (MTS) and Bell Intrigna Inc.). At July 23, 2002, BCE owned 83.5% of BCH with the remaining 16.5% ownership interest being held by SBC Communications Inc. (SBC). Refer to ''Recent Developments'' for a description of the June 28, 2002 agreement entered into by BCE and SBC, pursuant to which BCE will acquire all the shares of BCH held by SBC. In addition, the Bell Canada segment includes the consolidation of Aliant Inc. (Aliant) (approximately 39% held by Bell Canada and approximately 14% held by BCE Inc.) as well as BCE Inc.'s 100% interest in Bell ExpressVu Limited Partnership (Bell ExpressVu).

Bell Globemedia is a Canadian multi-media company in the fields of broadcasting, print and the Internet, created on January 9, 2001. Bell Globemedia provides integrated information, communications and entertainment services to Canadian customers and access to distinctive Canadian content. Through its various portal properties, Bell Globemedia also provides unique destinations for Internet users. Bell Globemedia is comprised of the television operations of CTV Inc. (CTV), the print operations of The Globe and Mail, and the interactive operations of Bell Globemedia Interactive and other media interests. BCE Inc. owns 70.1% of Bell Globemedia, while 20% is held by The Thomson Corporation (Thomson) and 9.9% is held by The Woodbridge Company Limited (Woodbridge).

BCE Emergis is a business-to-business (B2B) e-commerce infrastructure provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors through its three strategic business units, eHealth Solutions Group, BCE Emergis — Canada and BCE Emergis — U.S.A. BCE owns approximately 65% of BCE Emergis, with the remaining common shares being publicly held.

BCE Ventures reflects BCE's interests in Telesat Canada (Telesat), CGI Group Inc. (CGI) and certain other BCE investments. Telesat delivers satellite business services primarily to North American companies. CGI provides end-to-end information technology (IT) services and business solutions to customers in North America, Europe, Australia and Asia.

The terms ''pro forma'', ''EBITDA'' and ''cash baseline earnings'' used in this MD&A do not have a standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. For improved comparability, BCE also presents its results on a pro forma basis. Pro forma results adjust BCE's statutory 2000 results to give effect to the following transactions (as of January 1, 2000): the acquisition of CTV in April 2000 (consolidated starting December 2000) and the acquisition of The Globe and Mail and Globe Interactive in January 2001. BCE uses EBITDA and cash baseline earnings, which are non-GAAP measures, to assess the operating performance of its on-going businesses. EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. Cash baseline earnings represent net earnings applicable to common shares after baseline adjustments, which include (on an after-tax basis) BCE's share of: net gains (losses) on investments; the results of discontinued operations; restructuring and other charges; goodwill expense; and amortization of foreign exchange gains or losses. Each of the items listed above was excluded because they were considered to be of a non-operational nature. Details of baseline adjustments are discussed under ''Results by Operating Group''. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

Basis of Presentation

The basis of presentation for this MD&A differs from that of the MD&A included in the 2001 Annual Report of BCE Inc. dated February 27, 2002 in that it reflects the accounting treatment of BCE's investments in Teleglobe Inc. (Teleglobe) and Bell Canada International Inc. (BCI) as discontinued operations (refer to ''Recent Developments'' and ''Results of Operations — Discontinued operations''), the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 regarding the accounting treatment of foreign currency translation (refer to ''Recent Pronouncements'') and the disclosure of significant developments subsequent to February 27, 2002 (refer to ''Recent Developments'' and ''Recent Pronouncements'').

Recent Developments

BCE Acquisition of SBC's 20% interest in BCH

On June 28, 2002, BCE, BCH and entities controlled by SBC entered into agreements that will lead to the repurchase by BCE of SBC's 20% indirect interest in BCH, the holding company of Bell Canada, for approximately $6.3 billion.

Pursuant to these agreements, on June 28, 2002, BCH purchased for cancellation a portion of its outstanding shares from SBC for a purchase price of $1.3 billion, resulting in an increase in BCE's ownership in BCH to 83.5% and issued to SBC an interim note representing the purchase price. On July 15, 2002, BCE repaid the interim note by borrowing approximately $1.1 billion under a $3.3 billion two-year non-revolving credit agreement that was recently negotiated with a syndicate of banks, and issuing approximately nine million BCE Inc. common shares, by way of a private placement to SBC, for $250 million (approximately $27.63 per BCE Inc. common share).

Pursuant to the terms of these agreements, BCE has the option (BCE option) to repurchase and SBC has the option (SBC option) to sell the remaining 16.5% interest in BCH, in each case at an aggregate price of approximately $5 billion. The BCE option can only be exercised between October 15, 2002 and November 15, 2002, whereas the SBC option can only be exercised between January 3, 2003 and February 3, 2003. BCE will exercise the BCE option within the prescribed period, and the transaction is expected to close on or before January 3, 2003, at BCE's discretion.

BCE intends to secure permanent financing for the remaining $5 billion repurchase price and the $1.1 billion drawn under the $3.3 billion non-revolving credit agreement, which would include:

- a second private placement to SBC of up to $250 million;
- a public common equity issue in the range of $1 billion to $1.5 billion;
- public long-term debt issues in the range of $2 billion to $2.5 billion;
- $1 billion to $2 billion accessed from Bell Canada, representing partial proceeds from the previously planned sale or securitization of Bell Canada's print directories business, with a substantial amount of the proceeds remaining at Bell Canada; and
- $1 billion to $1.5 billion from internally generated sources.

In the event BCE does not secure financing for all of the remaining $5 billion repurchase price on or before January 3, 2003, BCE's current intention is to first draw down on the balance of $2.2 billion remaining on the two-year non-revolving credit agreement.

Although BCE does not currently intend to do so, should amounts drawn under the aforementioned credit agreement together with the permanent financing secured as set forth above be insufficient, BCE has the ability to borrow up to a total of approximately $3.2 billion from SBC through the issuance of promissory notes, for a period of up to eighteen months after the date of issuance.

As part of the agreement, BCE will also purchase, at face value, on or before December 31, 2004, $314 million of BCH Convertible Series B Preferred Securities previously purchased by SBC.

In connection with the arrangements described above, on June 28, 2002, BCH granted to SBC an option (BCH option) to purchase 20% of the then outstanding common shares at an exercise price of approximately $39.48 per share, representing an approximate 25% premium to the June 28, 2002 negotiated repurchase price of the BCH Shares, on a per share basis exercisable no later than April 24, 2003.

Write-down of Bell Canada's accounts receivable

Coincident with the development of a new billing platform, Bell Canada has adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and which permits a more accurate determination of the validity of customer balances to Bell Canada. This analysis indicated that as at June 30, 2002, a write-down of accounts receivable amounting to $272 million (BCE's share is $142 million on an after tax basis) is appropriate. As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that these amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990's. Bell Canada has reflected a write-down in other charges in the period ended June 30, 2002.

Significant developments relating to Teleglobe

On April 24, 2002, BCE announced that it would cease further long-term funding to Teleglobe. BCE's decision was based on a number of factors, including a revised business plan and outlook of the principal operating segment of Teleglobe with associated funding requirements, a revised assessment of its prospects, and a comprehensive analysis of the state of its industry. In light of that decision, Teleglobe announced that it would pursue a range of financial restructuring alternatives, potential partnerships and business combinations. Also on April 24, 2002, all BCE-affiliated board members of Teleglobe tendered their resignation from the Teleglobe board. The effective result of these events was the exit by BCE of the Teleglobe business and the eventual material reduction in BCE's approximate 96% economic and voting interest in Teleglobe as a result of the ongoing restructuring of Teleglobe. Accordingly, effective April 24, 2002, BCE reclassified the financial results of Teleglobe as a discontinued operation. BCE's management completed its assessment of the net realizable value of BCE's interest in the net assets of Teleglobe and determined it to be nil, resulting in a loss from discontinued operations of $73 million, which is in addition to the transitional impairment charge of $7,516 million to opening retained earnings as at January 1, 2002 (refer to ''Recent Pronouncements''). The tax benefit associated with the capital loss on this investment has not been recognized in the financial statements as it has not yet been crystallized for tax purposes.

On May 15, 2002, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada and the United States. Operating under court protection and with the assistance of a Monitor, appointed in the Canadian insolvency proceedings, Teleglobe has sought and received court approval of its decision to discontinue its hosting and certain other businesses, to proceed with the orderly shut-down of its Globesystem network and to proceed with a process for the sale of its remaining core telecom business. Such sale process is being conducted by the Monitor under court supervision. On July 18, 2002, Teleglobe announced that it had received ten offers for the purchase of its core telecommunications business and that it intended to proceed with more detailed negotiations with a select number of parties until August 12, 2002 when final offers are to be made. BCE has agreed to provide Teleglobe with short-term funding up to a maximum of US $118.6 million as part of the restructuring process. There can be no assurance that Teleglobe will be able to repay the amounts advanced by BCE or that realization of any security will be sufficient to repay BCE. Certain other subsidiaries of Teleglobe also filed for court protection in other jurisdictions, including the United Kingdom. It is not presently known when the court-supervised process will be concluded. BCE does not expect to realize any material amount from its investment in Teleglobe.

Since (i) BCE's management does not expect any future economic benefits from its approximate 96% economic and voting interest in Teleglobe, (ii) BCE has not guaranteed any of Teleglobe's obligations, and (iii) BCE has ceased further long-term funding to Teleglobe, BCE deconsolidated Teleglobe's financial results effective May 15, 2002, and now accounts for the investment at cost. Therefore, all future financial results of Teleglobe will not affect BCE's future financial results. The following are amounts relating to BCE's interest in the net assets of Teleglobe on May 15, 2002: current assets of $1.4 billion, non-current assets of $4.3 billion, current liabilities of $3.6 billion, and non-current liabilities of $2.1 billion.

Teleglobe Lending Syndicate Lawsuit

Certain members of the Teleglobe lending syndicate (the Plaintiffs) which advanced US$1.25 billion to Teleglobe and one of its subsidiaries filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002.

The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interest and costs), which they allege is equal to the amount they advanced to Teleglobe and its subsidiary through the lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid. The Plaintiffs represent approximately 95.2% of the US$1.25 billion of advances. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position. Refer to "Risk Factors — Risks Affecting BCE — Potential Adverse Impact of Teleglobe Creditors Litigation" in the MD&A for the second quarter of 2002.

Significant developments relating to BCI

On July 12, 2002, BCI shareholders and holders of BCI's 11% senior unsecured notes due September 2004 (the Noteholders) voted to approve a court-supervised plan of arrangement of BCI pursuant to section 192 of the Canada Business Corporations Act (the Plan of Arrangement). On July 17, 2002, BCI obtained court approval of the Plan of Arrangement, which includes the sale by BCI of its interest in Telecom Américas Ltd., through which BCI held the majority of its investments, to América Móvil S.A. de C.V. and, following the disposition of all assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and shareholders with the approval of the court and ultimately the dissolution of BCI. BCI expects to complete the sale of its interest in Telecom Américas Ltd. by the end of July 2002, and is currently proceeding, under court supervision, to implement the remaining elements of the Plan of Arrangement. As a result of these events, BCE deconsolidated BCI's financial results effective June 30, 2002, and now accounts for the investment at cost. Therefore, all future financial results of BCI will not affect BCE's future financial results. BCE recorded a charge of $191 million representing a write-down of its investment in BCI to its net realizable value, which was reported as a loss from discontinued operations.

CRTC's "Second Price Cap Period" Decision

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission (CRTC) issued Decision 2002-34 "Regulatory Framework For Second Price Cap Period", making a number of changes to the rules which govern Canada's telecommunications industry. The main highlights of the decision include a reduction in the rates the incumbent telephone companies charge their competitors for certain services, a restriction on local service rate increases for business customers to the rate of inflation, and for the majority of residential customers, there is a commitment to provide for future rate reductions, rate rebates or initiatives that would benefit residential customers in other ways. The total amount available each year for such initiatives will be determined on the basis of a formula that depends on the rate of inflation and certain other factors. BCE may apply at any time for approval of such initiatives; however, the CRTC has indicated its intention to dispose each year of any amounts that are outstanding, beginning no sooner than the middle of 2003. The effects of this decision will therefore be recognized in the financial statements in accordance with its accounting policies as the revenues are earned or the costs of service are incurred. It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred. On June 13, 2002, BCE announced that the impact of the CRTC decision will result in a reduction of approximately $250 million in Bell Canada's EBITDA on an annualized basis, resulting in a cumulative financial impact of approximately $1 billion for the four-year period covered by the decision (2002 to 2006).

Resignation of Mr. Jean C. Monty

On April 24, 2002, the Board of Directors of BCE Inc. announced that it has accepted the resignation tendered by Mr. Jean C. Monty as Chairman and Chief Executive Officer of BCE Inc. effective April 23, 2002. The Board of Directors further announced that it has appointed Mr. Michael J. Sabia as Chief Executive Officer and Mr. Richard J. Currie as non-executive Chairman of the Board of Directors.

BCE Emergis restructuring plan

In April 2002, following a shortfall in non-recurring revenue during the first quarter of 2002, BCE Emergis announced a plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs. BCE Emergis will actively seek to increase penetration in three growth areas, namely, bill presentment services, payment solutions and claims processing, by building on its existing customer base and its relationship with Bell Canada. BCE Emergis also developed a plan to streamline its service offerings and reduce its operating cost structure, which includes an overall reduction in personnel of approximately 550 people, or 20% of its workforce. As a result of this cost reduction plan and possible asset impairments, BCE Emergis recorded a pre-tax restructuring charge of $119 million (BCE's share is $63 million on an after tax basis) in the second quarter of 2002.

Creation of Bell West Inc. (Bell West)

In April 2002, Bell Canada and Manitoba Telecom Services Inc. (MTS), a related party, combined their interests of the wireline assets of BCE Nexxia Inc. with Bell Intrigna Inc. in Alberta and British Columbia to create Bell West Inc. (Bell West), a company providing telecommunications services in those two provinces. Bell West operates under the Bell brand and is owned 60% by Bell Canada and 40% by MTS. The terms of the agreement between Bell Canada and MTS also include certain put and call options with respect to MTS's 40% ownership of Bell West.

The put options for MTS are as follows:

- In February 2004, MTS can sell its interest in Bell West to Bell Canada at a guaranteed floor value of $458 million plus incremental funding (including an 8% return on that incremental funding) invested by MTS going forward (floor value). In January 2007, MTS can sell its interest in Bell West to Bell Canada at fair market value less 12.5%. MTS can also sell its interest in Bell West to Bell Canada at fair market value less 12.5% upon the occurrence of certain change events affecting Bell West.

The call options for Bell Canada should MTS not exercise its put options are as follows:

- In March 2004, Bell Canada has the option to purchase MTS's interest at the greater of the floor value and fair market value. In February 2007, Bell Canada has the option to purchase MTS's interest at fair market value. Bell Canada can also purchase MTS's interest at fair market value upon a change of control of MTS to a party other than Bell Canada or its affiliates.

Creation of the Bell Nordiq Income Fund

In April 2002, Bell Canada announced the completion of an initial public offering of units of a newly created income fund (the Bell Nordiq Income Fund). The Fund acquired from Bell Canada a 36% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership. Bell Canada retains management control over both partnerships and holds a 64% interest in the partnerships. The gross proceeds of approximately $324 million resulting from this transaction will be used by Bell Canada to reduce its existing debt.

2001 Compared to 2000

Results by Operating Group

	For the year ended December 31				
	Actual 2001	Actual 2000	Change	Pro-forma 2000	Change
OPERATING REVENUES					
Bell Canada	17,254	15,800	1,454	15,800	1,454
Bell Globemedia	1,203	98	1,105	1,171	32
BCE Emergis	656	468	188	468	188
BCE Ventures	1,044	939	105	940	104
Corporate and other (including inter-segment eliminations)	(817)	(637)	(180)	(609)	(208)
Total revenues	19,340	16,668	2,672	17,770	1,570
EBITDA					
Bell Canada	6,876	6,520	356	6,520	356
Bell Globemedia	108	(8)	116	147	(39)
BCE Emergis	127	75	52	75	52
BCE Ventures	290	197	93	197	93
Corporate and other (including inter-segment eliminations)	(159)	(69)	(90)	(69)	(90)
Total EBITDA	7,242	6,715	527	6,870	372
CASH BASELINE EARNINGS					
Bell Canada	1,157	1,072	85	1,072	85
Bell Globemedia	7	22	(15)	8	(1)
BCE Emergis	38	16	22	16	22
BCE Ventures	85	52	33	52	33
Corporate and other (including inter-segment eliminations)	119	92	27	65	54
Total cash baseline earnings	1,406	1,254	152	1,213	193
Total cash baseline earnings per common share	1.74	1.87	(0.13)	1.81	(0.07)
NET EARNINGS APPLICABLE TO COMMON SHARES					
Bell Canada	663	987	(324)		
Bell Globemedia	(150)	(78)	(72)		
BCE Emergis	(281)	(209)	(72)		
BCE Ventures	270	66	204		
Corporate and other (including inter-segment eliminations)	3,069	207	2,862		
Total net earnings — continuing operations	3,571	973	2,598		
Discontinued operations	(3,057)	3,812	(6,869)		
Total net earnings	514	4,785	(4,271)		
Dividends on preferred shares	(64)	(79)	15		
Net earnings applicable to common shares	450	4,706	(4,256)		
Earnings Per Share (EPS)					
Earnings from continuing operations	4.34	1.33	3.01		
Net earnings	0.56	7.32	(6.76)		

OVERVIEW

Operating Revenues

When compared to actual results in 2000, the increase in BCE's 2001 operating revenues of 16% was due to higher revenues from all operating segments, particularly:

- the inclusion of the results of Bell Globemedia for a complete year in 2001;
- improved results from the Bell Canada segment, primarily due to growth in data revenues, higher SmartTouch and network access services revenues from the local and access market, an increase in the cellular and PCS subscriber base and growth in the number of Bell ExpressVu subscribers; and
- improved results from BCE Emergis, primarily due to an increase in sales of e-Invoicing solutions.

When compared to pro-forma results in 2000, the increase in BCE's 2001 operating revenues of 9% was mainly due to improved results from the Bell Canada segment and BCE Emergis, as noted above.

EBITDA

When compared to actual results in 2000, the increase in BCE's 2001 EBITDA of 8% was mainly due to improvements from all operating segments, particularly:

- improved results from the Bell Canada segment and BCE Emergis, primarily due to revenue growth, as well as productivity improvements at Bell Canada; and
- the inclusion of the results of Bell Globemedia for a complete year in 2001.

When compared to pro-forma results in 2000, the increase in BCE's 2001 EBITDA of 5% was mainly due to:

- improved results from the Bell Canada segment and BCE Emergis, as noted above; partially offset by:
- a decrease from Bell Globemedia as a direct result of the economic impact on advertising revenues in the print and conventional television segments.

Cash Baseline Earnings

When compared to actual results in 2000, the increase in BCE's 2001 cash baseline earnings of 12% primarily reflects:

- an increase from the Bell Canada segment mainly due to a higher EBITDA, offset in part by higher interest and amortization expense;
- improved results from Corporate and other primarily due to lower interest expense resulting from the repayment of long-term debt in the first quarter of 2001, partially offset by higher operating expenses; and
- improved results from BCE Emergis attributable to higher EBITDA and lower interest expense, offset in part by higher amortization expense and income taxes.

When compared to pro-forma results in 2000, the increase in BCE's 2001 cash baseline earnings of 16% primarily reflects an increase from Bell Canada and improved results from Corporate and other.

Net Earnings

BCE's net earnings applicable to common shares were $450 million in 2001 compared to $4.7 billion in 2000. Included in BCE's net earnings were baseline adjustments of $957 million in 2001 and $3.5 billion in 2000.

Baseline adjustments in 2001 relate mainly to the following:

- a pre-tax charge, by Bell Canada, of $736 million (BCE's share is $347 million on an after tax basis) in the fourth quarter of 2001, representing restructuring and other charges of $345 million and $391 million, respectively. The restructuring charge is related to employee severance, including enhanced pension benefits and other directly related employee costs, for approximately 2,800 employees, which resulted primarily from a decision to streamline certain management, clerical, line and other support functions. Other charges consisted primarily of the write-off of wireless (Bell Mobility) capital assets relating mainly to the analog and paging networks and PCS base stations. Bell Canada also recorded a pre-tax charge of $239 million (BCE's share is $114 million on an after tax basis) in the first quarter of 2001, representing restructuring and other charges related to employee severance, including enhanced pension benefits and other directly related employee costs, for approximately 1,900 employees, which resulted primarily from a decision to streamline support functions, and the write-off of certain assets;
- gains on the reduction of ownership in subsidiaries and joint ventures of $180 million, resulting primarily from the issuance of shares to third parties relating to business acquisitions and public offerings by CGI; and
- a gain of approximately $3.7 billion ($2.9 billion on an after tax basis), recorded by BCE, relating to the settlement of short-term forward contracts on approximately 47.9 million Nortel Networks Corporation common shares as well as the sale of an equivalent number of Nortel Networks common shares;

partially offset by:

- the results from discontinued operations of Teleglobe, BCI and Nortel Networks Corporation (Nortel Networks) of $3.1 billion. The results of operations of Teleglobe include an impairment charge of $2,049 million, recorded in the first quarter of 2001, after completion of an assessment of the carrying value of BCE's investment in Excel Communications Group (Excel), a business unit of Teleglobe. The assets of Excel were written down to their estimated net recoverable amount, which was determined using the undiscounted net future cash flows to be generated by these assets. The primary factor contributing to the impairment was a lower than expected operating profit due to a reduction in Excel's forecasted minute volumes and average revenue per minute that are expected to continue in the foreseeable future; and
- goodwill expense of $559 million.

Baseline adjustments in 2000 relate mainly to the following:

- the results from discontinued operations of Teleglobe, BCI and Nortel Networks of $3.8 billion. The results of operations of Nortel Networks include a $4.2 billion dilution gain on the reduction of BCE's ownership interest in Nortel Networks in 2000;

partially offset by:

- goodwill expense of $425 million.

BELL CANADA SEGMENT

	For the year ended December 31		
	Actual 2001	Actual 2000	Change
Revenues			
Local and access	6,360	6,019	341
Long distance	2,651	2,845	(194)
Wireless	1,839	1,515	324
Data	3,559	2,919	640
DTH (Direct-to-home satellite service)	474	305	169
Terminal sales, directory advertising and other	2,371	2,197	174
Total revenues	17,254	15,800	1,454
EBITDA	6,876	6,520	356
Cash baseline earnings to BCE	1,157	1,072	85

Operating Revenues

Local and access

	At December 31		
	2001	2000	Change
Network access services (thousands of lines in service)	13,339	13,361	(22)
Local market share (Quebec and Ontario territory only)	95.8%	97.1%	(1.3%)

The increase in local and access revenue was mainly due to higher SmartTouch feature revenues, growth in network access service revenues and higher consumer terminal sales. The growth in SmartTouch feature revenues amounted to 13% in 2001, reflecting higher average monthly revenues per customer mainly as a result of price increases (refer to ''Regulatory Decisions'') and a greater number of features in service. The increase in network access service revenue of 3% in 2001 was due to a price increase in monthly local residential rates (refer to ''Regulatory Decisions''), partially offset by a lower number of lines in service, particularly in the fourth quarter of 2001. This decrease is consistent with the advent of competition from the competitive local exchange carriers (CLECs) since 1998.

Long distance

	For the year ended December 31		
	2001	2000	Change
	(except where otherwise noted)		
Conversation minutes (millions)	18,200	17,898	302
Revenue per minute (cents)	14	15	(1)
Local market share (% based on revenues, at December 31) (Quebec and Ontario territory only)	63.6%	62.0%	1.6%

The decline in long distance revenues was primarily due to decreases in both long distance voice revenues and settlement revenues. The decrease in voice revenues reflected a 7% decrease in average revenue per minute, primarily due to continuing competitive pricing pressures, partially offset by a 2% increase in conversation minutes. The reduction in long distance settlement revenues resulted primarily from lower settlement rates across all streams (domestic, U.S. and overseas).

Wireless

	For the year ended December 31		
	2001	2000	Change
	(except where otherwise noted)		
Cellular & PCS subscribers (thousands, at December 31)			
Prepaid	964	717	247
Postpaid	2,496	2,053	443
Total	3,460	2,770	690
Cellular & PCS net activations (thousands)			
Prepaid	247	199	48
Postpaid	443	396	47
Total	690	595	95
Cellular & PCS average revenue per subscriber ($/month)			
Prepaid	13	13	0
Postpaid	58	58	0
Total	46	47	(1)
Usage per subscriber (minutes/month)	182	161	21
Postpaid churn (average per month)	1.5%	1.5%	0.0%

The growth in wireless revenues was primarily driven by a 25% increase in the cellular and PCS subscriber base and an increase in minutes of usage per subscriber, partially offset by lower paging products and in-flight service revenues. The results reflect the continued focus on postpaid activations, which accounted for 64% of total net activations in 2001. The average revenue per cellular and PCS subscriber remained relatively flat in 2001, reflecting the emphasis on the retention of high value customers with new products like the Small Business Rate Plan, price increases in system access fees and features, a higher postpaid mix in high-end plans and increased roaming traffic, offset by increased competitive pressures and the removal of activation fees for prepaid subscribers.

Data

	For the year ended December 31		
	2001	2000	Change
	(except where otherwise noted)		
Data revenues[a]			
Legacy	2,176	2,007	169
Non-legacy	1,383	912	471
Total	3,559	2,919	640
Internet subscribers (thousands, at December 31)[b]			
DSL High-speed	757	336	421
Dial-up	1,019	847	172
Total	1,776	1,183	593

(a) Legacy data revenues include digital transmission services such as Megalink network access for Integrated Services Digital Network (ISDN) and Data, as well as competitive network services and the sale of inter-networking equipment. Non-legacy data revenues include national and regional IP/Broadband data, Internet and e-commerce services.

(b) High-speed Internet subscribers include consumer, business and wholesale subscribers. Dial-up subscribers include consumer and business subscribers.

The increase in data revenues was primarily driven by the growth in the provision of IP/Broadband, competitive networks, Internet and e-commerce services, as well as increased sales of inter-networking equipment and cabling, partially offset by a decrease in access and digital transmission services, mainly in Megalink. Contributing to the increase in Internet related revenues was the 50% growth in Internet subscribers, in part due to an increase in the level of advertising and promotions since June 2001. Bell Canada's consumer high-speed market share in Ontario and Quebec grew to approximately 42% at December 31, 2001 compared to approximately 34% at December 31, 2000.

DTH

	For the year ended December 31		
	2001	2000	Change
	(except where otherwise noted)		
DTH subscribers (thousands, at December 31)	1,069	722	347
DTH net activations (thousands)	347	306	41
Average revenue per subscriber ($)	45	47	(2)
Churn rate (annual)	10.3%	11.0%	(0.7%)

The growth in DTH revenues was primarily driven by a significant growth in the subscriber base. Net activations in 2001 were strong, especially in the second half of the year, mainly due to increased advertising, including the marketing focus on ''Digital TV'', with the launch of 40 new digital channels in September 2001 as well as the introduction of Bell ExpressVu's new PVR (Personal Video Recorder) receiver. The decrease in average revenue per subscriber was mainly due to a higher penetration in lower priced programming and lower pay-per-view activity.

Terminal sales, directory advertising and other

The increase in terminal sales, directory advertising and other revenues is mainly explained by higher revenues from Aliant's Remote Communications operations (which reflected the acquisitions completed by Stratos Global Corporation (Stratos Global) in 2000 coupled with organic growth), partially offset by a slowdown in sales from Aliant's Emerging Business unit that was unfavourably impacted by the current economic softness, as well as lower directory advertising revenues resulting from the divestiture of certain international directory operations by Bell ActiMedia.

EBITDA

The growth in EBITDA was mainly due to higher operating revenues, partially offset by lower EBITDA margins resulting from:

- Bell Canada's strategic decision to expand its focus in growth services and product offerings, such as with its wireless services offerings, data related services and products and higher subscriber acquisition costs at Bell ExpressVu in response to growth and competition. While this initiative has led to decreased EBITDA margins, especially with the provision of IP/Broadband, Internet and wireless services, and the sale of business terminal equipment, in the longer term, it is expected that EBITDA margins for such products and services will increase; and
- the Canadian Radio-television and Telecommunications Commission's (CRTC) contribution decision, effective January 1, 2001, which changed the contribution regime for local service subsidies in high cost areas from a company specific long distance per minute charge to a nationally averaged surcharge of 4.5% on all Canadian telecommunications revenues (refer to "Regulatory Decisions");

partially offset by:

- savings of approximately $470 million from Bell Canada's productivity improvements, including its streamlining initiative of the first quarter of 2001.

Cash Baseline Earnings

The increase in cash baseline earnings in 2001 was mainly due to:

- a higher EBITDA contribution;

partially offset by:

- a higher amortization expense (excluding goodwill amortization), primarily due to higher plant in-service and the impact of the various acquisitions made by Aliant during 2000, partially offset by lower depreciation rates (effective January 2001) for certain central office equipment asset categories; and
- a higher interest expense, due to higher average debt levels at Bell Canada in 2001, as well as higher debt levels at Aliant due to the various acquisitions completed by Aliant's Remote Communications operations during 2000.

BELL GLOBEMEDIA

	For the year ended December 31		
	Actual 2001	Pro-forma 2000	Change
	(except where otherwise noted)		
Revenues			
Advertising	860	843	17
Subscribers	259	242	17
Production and sundry	84	86	(2)
Total revenues	1,203	1,171	32
EBITDA	108	147	(39)
Cash baseline earnings to BCE	7	8	(1)
Operating statistics (millions)[(a)]			
Pageviews	3,950	1,941	2,009
Unique visitors (for the month of December)	9.8	n/a	n.m.

(a) The operating statistics relate to Bell Globemedia Interactive, which as of July 1, 2001, combines all interactive new media initiatives across the company, including Sympatico-Lycos and Globe Interactive.

n/a: not available

n.m.: not meaningful

In 2001, Bell Globemedia completed the following significant transactions: exchanged a 50% investment in Landscape Entertainment for a 20% economic interest in Artisan Entertainment; purchased CFCF-TV and CKY-TV, two CTV affiliated television stations in Montreal and Winnipeg, respectively, for a total aggregate cash consideration of approximately $183 million; sold its 40% interest in Sportsnet for a total cash consideration of approximately $138 million; completed the acquisition of a 100% ownership interest in Report on Business TV (ROB TV) from affiliates of Thomson, pursuant to a previous agreement; acquired 29.9% of The Comedy Network, a specialty channel in which the company previously held a 65.1% ownership interest, for a cash consideration of approximately $36 million; and announced an agreement with COGECO Inc. (COGECO), whereby Bell Globemedia will contribute approximately $72 million in cash for a 40% interest in a newly created company that will hold a 99% interest in the TQS network as well as other television stations. Bell Globemedia closed the TQS transaction on February 15, 2002. In January 2002, Bell Globemedia acquired the remaining 5% interest in The Comedy Network for a cash consideration of approximately $6 million, and sold its 12% interest in the History Channel for cash proceeds of approximately $20 million.

The overall increase in Bell Globemedia's revenues of 3% in 2001 was primarily a result of the acquisitions of CFCF-TV, CKY-TV and ROB TV, and reflects a full year of operations from Sympatico-Lycos, which began operations in May 2000. The results of Bell Globemedia were also impacted by the economic softness that began in the second quarter of 2001 and continued throughout the year, affecting principally the television and print operations. Despite difficult economic conditions, advertising revenues from the interactive operations continued to grow, driven by significant increases in the number of pageviews and unique visitors. The increase in subscriber revenues was primarily due to growth in subscriptions to specialty channels driven by increased DTH penetration, partially offset by a decrease in circulation revenues from the print operations resulting from increased competitive pressures.

The decrease in Bell Globemedia's EBITDA of 27% in 2001 was a direct result of the economic impact on advertising revenues in the print and conventional television segments.

Cash baseline earnings were impacted by a lower EBITDA, offset by a lower interest expense resulting from lower levels of long-term bank indebtedness in 2001.

BCE EMERGIS

	For the year ended December 31		
	Actual 2001	**Actual 2000**	**Change**
Revenues			
eHealth Solutions Group	307	210	97
BCE Emergis — Canada	296	234	62
BCE Emergis — U.S.A.	53	24	29
Total revenues	656	468	188
EBITDA	127	75	52
Cash baseline earnings to BCE	38	16	22
% of revenues generated in the United States	41%	35%	6%

Increased sales of e-Invoicing solutions represent an important contributing factor to the overall revenue growth at BCE Emergis. The increase in revenues in the eHealth business unit was primarily due to the signing of major agreements, including that with Clarica and Canada Life who joined BCE Emergis' web claims and premiums exchange, and with The Principal Financial Group for invoicing solutions, as well as the growth of the U.S. and Canadian eHealth business internally and through acquisitions. The Canadian business unit's growth was primarily due to increased activity in the Bell family channel sales. The U.S.A. business unit's growth was due to licence sales and services revenues related to e-Invoicing solutions including the Bank of America, N.A., partially offset by the impact of exited activities. BCE Emergis also partnered with Visa USA to expand the credit card organization's electronic payment capabilities.

BCE Emergis' revenue is derived from recurring and non-recurring sources. Recurring revenue, which is mostly of a transactional or user-based nature, accounted for 78% of total revenue in 2001, compared to approximately 85% in 2000. Non-recurring revenue is generated from professional services and initial software license sales.

BCE Emergis generated approximately $205 million of revenues from BCE affiliates in 2001 ($123 million in 2000), representing approximately 31% of its total revenues (26% in 2000). In 2001, 82% of the revenues generated from BCE affiliates were of a recurring nature, compared to 99% in 2000.

The improvement in EBITDA was attributed to higher revenues as well as higher EBITDA margins. Higher EBITDA margins reflect the impact of business acquisitions, which have lower direct costs in relation to revenues generated than the rest of the BCE Emergis operations, partially offset by increased research and development expenses.

The improvement in cash baseline earnings was primarily due to EBITDA growth, partially offset by an increase in amortization expense due to the continued investments in capital assets and an increase in interest expense resulting from higher average debt levels.

BCE VENTURES

	For the year ended December 31		
	Actual 2001	Pro-forma 2000	Change
Revenues			
CGI[(a)]	657	601	56
Telesat	321	298	23
Other	66	41	25
Total revenues	1,044	940	104
EBITDA			
CGI[(a)]	97	65	32
Telesat	178	156	22
Other	15	(24)	39
Total EBITDA	290	197	93
Cash baseline earnings to BCE			
CGI[(a)]	38	27	11
Telesat	46	51	(5)
Other	1	(26)	27
Total cash baseline earnings to BCE	85	52	33

(a) Represents BCE's proportionate interest in CGI's results.

The increase in BCE Ventures' revenues was mainly due to higher revenue contributions from CGI and Telesat. Proportionate revenues from CGI increased mainly due to CGI's acquisitions and new outsourcing contracts partially offset by a decrease in BCE's ownership interest level compared to last year.

BCE Ventures' EBITDA increased compared to last year, mainly due to higher revenues and the elimination of corporate operating expenses from other media interests reported in 2000, partially offset by higher operating expenses from CGI.

The increase in cash baseline earnings from BCE Ventures was mainly due to higher earnings from CGI primarily as a result of acquisitions and new outsourcing contracts, as well as a higher contribution from other BCE Ventures businesses.

DISCONTINUED OPERATIONS

	For the year ended December 31		
	Actual 2001	Actual 2000	Change
Teleglobe	(2,810)	(359)	(2,451)
BCI	(247)	116	(363)
Nortel Networks	—	4,055	(4,055)
Total Discontinued operations	(3,057)	3,812	(6,869)

Teleglobe

Teleglobe provides principally a broad range of international and domestic communication services. Until the second quarter of 2002, Teleglobe also provided, through its investment in Excel Communications group (Excel), retail telecommunications services such as long distance, paging and Internet services to residential and business customers in North America and the U.K.

Refer to "Recent Developments" for a description of the significant developments relating to Teleglobe. The results of operations of Teleglobe also include an impairment charge of $2,049 million recorded in the first quarter of 2001 after completion of an assessment of the carrying value of Teleglobe's investment in Excel.

In 2000, discontinued operations included BCE's proportionate interest in ORBCOMM Global, L.P.'s after-tax losses, also a former business segment of Teleglobe.

BCI

BCI develops and operates advanced communications companies in markets outside Canada, with a focus on Latin America. Effective January 1, 2002, BCE adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as discontinued operations. Refer to "Recent Developments" for a description of the significant developments relating to BCI.

Nortel Networks

In May 2000, BCE distributed an approximate 35% interest in Nortel Networks to BCE common shareholders. BCE common shareholders received, for each common share of BCE held, approximately 1.57 post-split common shares of Nortel Networks. Consequently, BCE's results prior to May 2000 reflect its 35% interest in Nortel Networks as a discontinued operation. This transaction was recorded as a distribution (dividend) to shareholders at the pro-rata carrying value of BCE's approximate 37% interest in Nortel Networks prior to the distribution. BCE's remaining interest (approximately 60 million shares) in Nortel Networks has since been recorded as an investment at cost.

During the second and fourth quarters of 2000, BCE entered into forward contracts, for up to one year, with several financial institutions to hedge its exposure to fluctuations in the market price of Nortel Networks common shares in relation to the monetization of such shares. As a result of these contracts, approximately 48 million of BCE's 60 million Nortel Networks common shares were hedged at an average price of approximately $90 per share. In March 2001, BCE completed the settlement of short-term forward contracts on the 48 million Nortel Networks common shares as well as the sale of an equivalent number of Nortel Networks common shares. These transactions resulted in total proceeds of approximately $4.4 billion. BCE continues to hold approximately 13 million Nortel Networks common shares of which six million have been reserved to hedge BCE's exposure to special compensation payments, relating to Nortel Network common shares, which were granted to employees under the company's stock option plans prior to 2000. The results of operations of Nortel Networks include a $4.2 billion dilution gain on the reduction of BCE's ownership interest in Nortel Networks in 2000. Under United States GAAP, the gain on reduction of BCE's ownership in Nortel Networks in 2000 was credited directly to retained earnings as a result of BCE's spin-off the majority of its investment in Nortel Networks.

Liquidity and Capital Resources

	For the year ended December 31		
	Actual 2001	Actual 2000	Change
Cash flows from operating activities	4,234	2,206	2,028
Cash flows from investing activities	(907)	(7,847)	6,940
Cash flows from financing activities	(1,848)	3,585	(5,433)

GENERAL

As described under the heading "Recent Developments", on June 28, 2002, BCE, BCH and SBC reached a negotiated agreement that will lead to the repurchase by BCE of SBC's 20% indirect interest in BCH, for approximately $6.3 billion. This transaction has a significant impact on the future liquidity of BCE.

BCE intends to secure permanent financing for the remaining $5 billion repurchase price and the $1.1 billion drawn under the $3.3 billion non-revolving credit agreement, which would include:

- a second private placement to SBC of up to $250 million;
- a public common equity issue in the range of $1 billion to $1.5 billion;
- public long-term debt issues in the range of $2 billion to $2.5 billion;

- $1 billion to $2 billion accessed from Bell Canada, representing partial proceeds from the previously planned sale or securitization of Bell Canada's print directories business, with a substantial amount of the proceeds remaining at Bell Canada; and
- $1 billion to $1.5 billion from internally generated sources.

OVERVIEW

The net increase in cash and equivalents amounted to $309 million in 2001 compared to a net decrease of $2,135 million in 2000. BCE generated consolidated cash flows from continuing operations of $4.2 billion in 2001, which was used in part to fund investing activities of $907 million and financing activities of $1.8 billion. In 2000, BCE spent a significant amount of cash for investing activities ($7.8 billion), provided by operating and financing activities ($2.2 billion and $3.6 billion, respectively), as well as cash that was available on hand. BCE also had cash outflows from its discontinued operations of $1.2 billion in 2001, compared to $60 million in 2000.

Bell Canada generated cash flows from operations of $4 billion in 2001 ($3.1 billion in 2000), which was used to fund capital expenditures of $4.1 billion ($2.9 billion in 2000) related mainly to the continued deployment of high-speed Internet access services, the acquisition of spectrum licences for wireless operations and local infrastructure growth, and financing activities of $189 million ($546 million in 2000).

Bell Globemedia's cash flows used in investing activities amounted to approximately $325 million in 2001, comprised of approximately $114 million in capital expenditures and approximately $211 million in investments net of divestitures. These activities were funded from the $385 million of cash generated from the issuance of common shares upon the creation of the company.

BCE Emergis generated cash from operating and financing activities in the amount of $106 million and $88 million, respectively, in 2001 ($47 million and $786 million in 2000), which was used primarily for investing activities in the amount of $103 million in 2001 ($823 million in 2000). In 2001, BCE Emergis generated $253 million from the issuance of common shares, $150 million of which was issued to BCE Inc., with the remainder being issued to the public. In each of 2001 and 2000, financing activities included a repayment of $150 million of convertible debentures due to BCE Inc. In 2000, approximately $811 million was spent on business acquisitions, which was financed mainly from the issuance of common shares.

OPERATING ACTIVITIES

The increase in BCE's consolidated cash flows from operating activities was mainly attributable to lower non-cash working capital requirements and higher cash earnings from continuing operations (refer to discussion under "Results by Operating Group").

INVESTING ACTIVITIES

Capital Expenditures

Capital expenditures increased by $1.3 billion in 2001, relating mainly to the continued deployment of high-speed Internet access services, local infrastructure growth as well as the acquisition by Bell Mobility of 20 new PCS spectrum licences for wireless operations amounting to approximately $720 million.

BCE's capital expenditure program is expected to amount to $3.7 billion to $4.2 billion in 2002. Approximately $3.2 billion is expected to be incurred by Bell Canada, related mainly to growth initiatives, including IP/Broadband, increased digitalisation of the wireless network, national expansion and continued deployment of the high-speed access infrastructure.

Investments

Investments in 2001 amounted to $535 million and included Bell Globemedia's acquisitions of CFCF-TV, CKY-TV, and 29.9% of The Comedy Network and other investments for a total aggregate amount of $268 million.

Investments in 2000 mainly consisted of BCE's investments in CTV for $2.3 billion, BCE Emergis Corporation (formerly United Payors and United Providers, Inc.) for $780 million and an additional investment in Aliant for $498 million, as well as investments by Aliant in various companies for $615 million.

Divestitures

Divestitures amounted to $4.7 billion in 2001 and included BCE's sale of 47.9 million Nortel Networks common shares and the settlement of short-term forward contracts on those shares for $4.4 billion, and Bell Globemedia's sale of its 40% interest in Sportsnet for $138 million.

FINANCING ACTIVITIES

Change in Notes Payable and Bank Advances

The net decrease in notes payable and bank advances of $2.7 billion in 2001 can be explained by:

- the repayment by BCE of $2.2 billion of its short-term debt from the proceeds generated from the sale of Nortel Networks shares and the settlement of short-term forward contracts relating to such shares; and
- the net repayment by Aliant of $324 million in notes payable; partially offset by:
- the issuance by Telesat of $150 million in Notes, the proceeds from which will be used for general corporate purposes including capital expenditures.

Issuance and Repayment of Long-term Debt

The net issuance of long-tem debt of $1.2 billion in 2001 consisted primarily of:

- the issuance by Bell Canada of $1.8 billion in debentures, the proceeds of which were mainly used to repay short-term debt, including $354 million in debentures and other long-term debt;

partially offset by:

- the net repayment by Aliant of approximately $50 million in debentures; and
- the net repayment by Bell Globemedia of approximately $40 million in long-term bank indebtedness.

On February 14, 2002, BCE Inc. filed a short form shelf prospectus dated February 14, 2002 with Canadian securities regulatory authorities, in order to offer up to $1 billion of debt securities from time to time over a two-year period. As at July 23, 2002, no debt securities had yet been issued by BCE Inc. under this shelf prospectus.

On June 12, 2001, Bell Canada filed, with Canadian securities regulatory authorities, a prospectus supplement to a short form shelf prospectus dated June 11, 2001, in order to offer up to $3 billion of MTN Debentures from time to time over a two-year period. As at July 23, 2002, the unused portion under this shelf prospectus was $1.4 billion.

Issuance and Purchase of Common Shares and Preferred Shares

In 2001, BCE Inc. issued approximately 3.2 million common shares for $71 million under BCE Inc.'s and Teleglobe's stock option plans (1.3 million shares for $36 million in 2000), and purchased and cancelled approximately 4.5 million of its common shares (9.1 million shares in 2000), under its Normal Course Issuer Bid, for an aggregate price of $191 million ($384 million in 2000).

On February 14, 2002, BCE Inc. filed a short form prospectus with Canadian securities regulatory authorities qualifying the issue of 20 million Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares) for aggregate proceeds of $510 million. 8 million of the 20 million Series AA Preferred Shares were issued pursuant to a public bought deal offering whereas the balance of 12 million Series AA Preferred Shares were issued to the holders of BCE Inc.'s 12 million First Preferred Shares, Series W (Series W Preferred Shares) as BCE Inc. elected to exercise its option to purchase all of the Series W Preferred Shares from such holders. Holders of the Series W Preferred Shares paid the subscription price of $306 million for the purchase of 12 million Series AA Preferred Shares from the proceeds paid to them by BCE Inc. to purchase for cancellation the Series W Preferred Shares. The net proceeds to result from the sale of the 8 million Series AA Preferred Shares will be used for general corporate purposes.

Financing Activities of Subsidiaries with Non-controlling Interest

Cash generated from financing activities of subsidiaries (issuance and repayment of equity securities) with non-controlling interest amounted to $1.1 billion in 2001 and can be attributed to:

- the issuance by Bell Canada of $700 million in preferred shares, partially offset by the redemption of $335 million in preferred shares;

- the issuance by Aliant of approximately $175 million in preference shares, the proceeds of which were mainly used to repay short-term indebtedness; and
- the issuance by Bell Globemedia, upon its creation, of $385 million in common shares.

On November 15, 2001, BCE Emergis completed a public offering of $250 million of its common shares in Canada. BCE Emergis issued 2.6 million common shares to a syndicate of underwriters under a bought deal agreement, and approximately 3.9 million common shares to BCE Inc., at a price of $38.75 per share. Approximately $100 million of the net proceeds will be used to fund ongoing capital requirements, research and development expenses and future acquisitions; the remaining $150 million of the proceeds was used to repay the outstanding convertible debenture with BCE amounting to $150 million. BCE's ownership interest in BCE Emergis declined from approximately 65.4% to approximately 65.1%, after giving effect to the public offering.

Other

On December 3, 2001, BCI announced a recapitalization plan intended to enable the company to meet its short term funding commitments, as well as a complementary plan that resulted in the reorganization of Telecom Américas, into a company focused on the Brazilian mobile wireless market. On January 11, 2002, BCI closed its rights offering for total gross proceeds of $440 million, in connection with its recapitalization plan. The public shareholders exercised 42% of the rights offered to them, with BCE funding the remaining balance of $392 million. Also included in the recapitalization plan was the settlement of approximately $478 million in obligations through the issuance of common shares. BCE's percentage ownership in BCI after the settlement date of February 15, 2002 was diluted to approximately 62%, subject to further change upon settlement of the put obligation.

The commercial paper programs of BCE Inc., Bell Canada and Aliant (excluding BCE Inc.'s and Bell Canada's extendable Class E Notes) are supported by lines of credit, extended by several banks, totalling $2 billion at December 31, 2001, under which a total of approximately $275 million in commercial paper was outstanding. In addition, Bell Canada had approximately $130 million of Class E Notes outstanding (nil at BCE Inc.). Under their commercial paper programs, BCE Inc. and Bell Canada may issue Class E Notes that are not supported by any committed lines of credit but are instead extendable, at BCE Inc.'s and Bell Canada's option, in certain circumstances. The maximum principal amount of Class E Notes outstanding at any one time may not exceed $360 million in the case of BCE Inc. and $400 million in the case of Bell Canada.

BCE CREDIT RATINGS

	S&P[1]	DBRS[2]	Moody's[3]
Commercial Paper	A-1 (low)	R-1 (low)	P-2
Extendable Commercial Notes	A-1 (low)	R-1 (low)	—
Long-term debt	A-	A (negative)	Baa-1 (negative)
Preferred shares	P-2	Pfd-2 (negative)	—

(1) Standard & Poor's (S&P) (a division of McGraw-Hill Companies Inc.) downgraded BCE Inc.'s ratings on June 28, 2002.

(2) Dominion Bond Rating Service Limited (DBRS) confirmed BCE Inc.'s ratings on June 28, 2002.

(3) Moody's Investors Service downgraded BCE Inc.'s ratings on July 12, 2002.

Regulatory Decisions

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission (CRTC) issued Decision 2002-34 ''Regulatory Framework For Second Price Cap Period'', making a number of changes to the rules which govern Canada's telecommunications industry. The main highlights of the decision include a reduction in the rates the incumbent telephone companies charge their competitors for certain services, a restriction on local service rate increases for business customers to the rate of inflation, and for the majority of residential customers, there is a commitment to provide for future rate reductions, rate rebates or initiatives that would benefit residential customers in other ways. The total amount available each year for such initiatives will be determined on the basis of a formula that depends on the rate of inflation and certain other factors. BCE may apply at any time for approval of such initiatives; however, the CRTC has indicated its intention to dispose each year of any amounts that are outstanding, beginning no sooner than the middle of 2003. The effects of this decision will therefore be recognized in the financial statements in accordance with its accounting policies as the revenues are earned or the costs of service are incurred. It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred. On June 13,

2002, BCE announced that the impact of the CRTC decision will result in a reduction of approximately $250 million in Bell Canada's EBITDA on an annualized basis, resulting in a cumulative financial impact of approximately $1 billion for the four-year period covered by the decision (2002 to 2006).

On December 14, 2001, the CRTC issued Order 2001-876, which established the revenue-percent charge for the national subsidy program, on an interim basis, at 1.4%. This reduction, while significant, was expected at the time Decision 2000-745 was issued which set the charge at 4.5% for 2001.

On April 27, 2001, the CRTC issued Decision 2001-238, revising the unbundled local loop rates that CLECs pay for the use of such loops. The loop prices paid to Bell Canada have been reduced on average by 28%. This aspect of Decision 2001-238 is not expected to have a material adverse effect on Bell Canada's financial results. This decision also addresses the costs to be used as the basis for establishing the subsidy requirement under the national subsidy mechanism that was approved on November 30, 2000 in Decision 2000-745, which introduced changes to the contribution regime.

On March 30, 2001, the CRTC, in Order 2001-278, approved monthly price increases, ranging from approximately $0.25 to $1.60 per residential customer per month, for local residential services. Local price increases were anticipated in Decision 2000-745 and are designed to recover from local customers a portion of Bell Canada's national subsidy requirements for high cost serving areas.

On March 21, 2001, the CRTC issued Order 2001-253 reversing Orders 2000-1148 and 1149 which denied Bell Canada's applications to increase the rates for various calling features. The rates originally proposed were approved effective March 21, 2001. The annual revenue impact of these increased rates is approximately $60 million.

On January 25, 2001, the CRTC issued Telecom Decision 2001-23 regarding the terms and conditions of access by Canadian carriers to municipal property, as well as the entitlement of municipalities to compensation for allowing Canadian carriers to occupy municipal rights-of-way. While the decision was limited to Vancouver, it is of importance to all carriers requiring access to municipal rights-of-way. By limiting municipalities to recovery of incremental costs, the CRTC has significantly reduced the potential charges applicable to Bell Canada and other carriers. The cities of Toronto, Ottawa, Halifax, Calgary, Vancouver and the Federation of Canadian Municipalities were granted leave to appeal the CRTC Decision on May 14, 2001 and have since filed their appeal with the Federal Court of Appeal.

Recent Pronouncements

The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment is charged to opening retained earnings. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In the second quarter of 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The CICA recently issued amendments to Handbook Section 1650, Foreign Currency Translation. Effective January 1, 2002, the standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. BCE has adopted these amendments which were applied retroactively with restatement of prior periods.

The CICA also recently issued new Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. For BCE, this

Section applies to all awards granted on or after January 1, 2002. BCE's management does not expect the adoption of the new standard to have an impact on its financial statements.

2000 Compared to 1999

Results by Operating Group

	For the year ended December 31		
	Actual 2000	Actual 1999	Change
OPERATING REVENUES			
Bell Canada[(a)]	15,800	14,504	1,296
Bell Globemedia	98	3	95
BCE Emergis	468	188	280
BCE Ventures	939	1,003	(64)
Corporate and other (including inter-segment eliminations)	(637)	(503)	(134)
Total revenues	16,668	15,195	1,473
Adjustment for Aliant[(a)]	—	(1,788)	1,788
Total revenues	16,668	13,407	3,261
EBITDA			
Bell Canada	6,520	5,991	529
Bell Globemedia	(8)	(1)	(7)
BCE Emergis	75	4	71
BCE Ventures	197	220	(23)
Corporate and other (including inter-segment eliminations)	(69)	(126)	57
Total EBITDA	6,715	6,088	627
Adjustment for Aliant[(a)]	—	(734)	734
Total EBITDA	6,715	5,354	1,361
CASH BASELINE EARNINGS			
Bell Canada	1,072	1,117	(45)
Bell Globemedia	22	0	22
BCE Emergis	16	(2)	18
BCE Ventures	52	71	(19)
Corporate and other (including inter-segment eliminations)	92	(93)	185
Total cash baseline earnings	1,254	1,093	161
Total cash baseline earnings per common share	1.87	1.70	0.17
NET EARNINGS APPLICABLE TO COMMON SHARES			
Bell Canada	987	1,074	(87)
Bell Globemedia	(78)	0	(78)
BCE Emergis	(209)	(69)	(140)
BCE Ventures	66	54	12
Corporate and other (including inter-segment eliminations)	207	4,420	(4,213)
Total net earnings — continuing operations	973	5,479	(4,506)
Discontinued operations	3,812	(83)	3,895
Total net earnings	4,785	5,396	(611)
Dividends on preferred shares	(79)	(93)	14
Net earnings applicable to common shares	4,706	5,303	(597)
Earnings Per Share (EPS)			
Earnings from continuing operations	1.33	8.38	(7.05)
Net earnings	7.32	8.25	(0.93)

(a) Effective January 2000, BCE increased its ownership interest in Aliant. At December 31, 2000, Aliant was approximately 39% held by Bell Canada and approximately 14% held by BCE Inc. Therefore, in 2000, Aliant is consolidated and included in the Bell Canada segment. For improved comparability, Aliant's revenues for 1999 are also presented on a consolidated basis. An adjustment of $1,788 million for 1999 is required to reconcile to revenues reported for these periods in the audited financial statements.

OVERVIEW

Operating Revenues

When compared to 1999 results, the increase in BCE's 2000 operating revenues of 10% (including the adjustment for Aliant) was due to higher revenues from all core operating segments, particularly:

- improved results from the Bell Canada segment, primarily due to growth in data revenues, higher SmartTouch and network access services revenues from the local and access market, an increase in the cellular and PCS subscriber base and growth in the number of Bell ExpressVu subscribers; and
- improved results from BCE Emergis, primarily due to strong growth in the eHealth solutions sector resulting mainly from the recent business acquisitions made.

EBITDA

When compared to 1999 results, the increase in BCE's 2000 EBITDA of 10% (including the adjustment for Aliant) was mainly due to improved results from the Bell Canada segment and BCE Emergis, primarily due to revenue growth.

Cash Baseline Earnings

When compared to 1999 results, the increase in BCE's 2000 cash baseline earnings of 15% primarily reflects:

- improved results at the Corporate level, driven primarily by higher interest income resulting from the proceeds on the sale of BCE's 20% interest in Bell Canada on June 1, 1999 and on the $5.1 billion inter-company loans between BCE and Bell, as well as lower financing costs resulting from the repayment of debt funded by the proceeds on divestitures;
- increased contribution from Bell Globemedia, due mainly to the inclusion of CTV's results effective April 2000; and
- improved results from BCE Emergis, primarily due to strong growth in the eHealth solutions sector resulting mainly from the recent business acquisitions made; partially offset by:
- decreased contribution from the Bell Canada segment due mainly to the 20% reduction in ownership interest which occurred on June 1, 1999, as a result of the strategic partnership formed between BCE and Ameritech Corporation (a wholly-owned subsidiary of SBC (SBC/Ameritech)); and
- a decrease in the contribution from BCE Ventures.

Net Earnings

BCE's net earnings applicable to common shares were $4.7 billion in 2000 compared to $5.3 billion in 1999. Included in BCE's net earnings were baseline adjustments of $3.5 billion in 2000 and $4.2 billion in 1999.

Baseline adjustments in 2000 related mainly to the following:

- the results from discontinued operations of Teleglobe, BCI and Nortel Networks of $3.8 billion. The results of operations of Nortel Networks include a $4.2 billion dilution gain on the reduction of BCE's ownership interest in Nortel Networks in 2000;

partially offset by:

- goodwill expense of $425 million.

Baseline adjustments in 1999 related mainly to the following:

- a $4.2 billion dilution gain on the reduction of BCE's ownership in Bell Canada from 100% to 80%, as a result of the SBC/Ameritech partnership, for cash proceeds of $5.1 billion; and
- a $234 million gain on the sale of BCE's interest in Jones Intercable, Inc. for cash proceeds of $763 million;

partially offset by:

- restructuring and other charges of $201 million relating primarily to Bell Canada ($127 million) and to the write-down of BCE's investment in Skyview Media Group Inc. ($62 million), a provider of foreign language ethnic media service to the American market;
- goodwill expense of $100 million;
- the results from discontinued operations of BCI and Nortel Networks of $83 million. The results of operations of Nortel Networks include a $591 million dilution gain on the reduction of BCE's ownership interest in Nortel Networks, from 40% to 39%, as a result of business acquisitions made by Nortel Networks through the issuance of shares, as well as the issuance of shares under its stock option plans.

BELL CANADA SEGMENT

	For the year ended December 31		
	Actual 2000	Pro-forma 1999	Change
Revenues			
Local and access	6,019	5,714	305
Long distance	2,845	2,909	(64)
Wireless	1,515	1,336	179
Data	2,919	2,269	650
DTH (Direct-to-home satellite service)	305	133	172
Terminal sales, directory advertising and other	2,197	2,143	54
Total revenues	15,800	14,504	1,296
EBITDA	6,520	5,991	529
Cash baseline earnings to BCE	1,072	1,117	(45)

Operating Revenues

Local and access

	At December 31		
	2000	1999	Change
Network access services (thousands of lines in service)	13,361	13,118	243
Local market share (Quebec and Ontario territory only)	97.1%	98.7%	(1.6%)

The increase in local and access revenue was mainly due to higher SmartTouch feature revenues, growth in network access service revenues (primarily business line growth) and higher consumer terminal sales. The growth in SmartTouch feature revenues amounted to 22% in 2000, reflecting higher average monthly revenues per customer mainly as a result of price increases and a greater number of features in service. Penetration of capable network access services was approximately 57% in 2000, with each customer taking on average over three features and generating over $13 in monthly revenues.

Long distance

	For the year ended December 31		
	2000	1999	Change
	(except where otherwise noted)		
Conversation minutes (millions)	17,898	16,406	1,492
Revenue per minute (cents)	15	17	(2)
Local market share (% based on revenues, at December 31) (Quebec and Ontario territory only)	62.0%	62.8%	(0.8%)

The decline in long distance revenues was primarily due to lower average prices, partially offset by increased service volumes and higher settlement payments. The decline in average prices was primarily due to the increased penetration of discount calling plans for the consumer market, such as First Rate. The increased penetration of these discount calling plans has led to an increase in long distance services volumes, as measured in conversation minutes.

The decrease in long distance voice revenues is consistent with the trend which began in the early 1990's with the deregulation of long distance services. Higher long distance settlement payments resulted primarily from an increased volume in inbound overseas traffic.

Wireless

	For the year ended December 31		
	2000	1999	Change
	(except where otherwise noted)		
Cellular & PCS subscribers (thousands, at December 31)			
Prepaid	717	518	199
Postpaid	2,053	1,657	396
Total	2,770	2,175	595
Cellular & PCS net activations (thousands)			
Prepaid	199	392	(193)
Postpaid	396	11	385
Total	595	403	192
Cellular & PCS average revenue per subscriber ($/month)			
Prepaid	13	13	0
Postpaid	58	59	(1)
Total	47	51	(4)
Usage per subscriber (minutes/month)	161	157	4
Postpaid churn (average per month)	1.5%	1.7%	(0.2%)

The growth in wireless revenues was primarily driven by a 31% increase in the cellular and PCS subscriber base, partially offset by lower average revenue per cellular and PCS subscriber. The results reflect the continued focus on postpaid activations, which accounted for 64% of total net activations in 2001. The decrease in average revenue per subscriber for the year reflects the combined impact of increased competition in the wireless market and the growth in prepaid subscribers.

Data

	For the year ended December 31		
	2000	1999	Change
	(except where otherwise noted)		
Data revenues[(a)]			
Legacy	2,007	1,827	180
Non-legacy	912	441	471
Total	2,919	2,268	651
Internet subscribers (thousands, at December 31)[(b)]			
DSL High-speed	336	64	272
Dial-up	847	569	278
Total	1,183	633	550

(a) Legacy data revenues include digital transmission services such as Megalink network access for Integrated Services Digital Network (ISDN) and Data, as well as competitive network services and the sale of inter-networking equipment. Non-legacy data revenues include national and regional IP/Broadband data, Internet and e-commerce services.

(b) High-speed Internet subscribers include consumer, business and wholesale subscribers. Dial-up subscribers include consumer and business subscribers.

The increase in data revenues was primarily driven by the growth in the provision of IP/Broadband, competitive networks, Internet and e-commerce services, as well as increased sales of inter-networking equipment and cabling. Contributing to the increase in Internet related revenues was the 87% growth in Internet subscribers. Bell Canada's consumer high-speed market share in Ontario and Quebec grew to approximately 34% at December 31, 2000 compared to approximately 13% at December 31, 1999.

DTH

	For the year ended December 31		
	2000	1999	Change
	(except where otherwise noted)		
DTH subscribers (thousands, at December 31)	722	416	306
DTH net activations (thousands)	306	237	69
Average revenue per subscriber ($)	47	44	3
Churn rate (annual)	11.0%	n/a	n.m.

n/a: not available

n.m.: not meaningful

The growth in DTH revenues was primarily driven by a significant growth in the subscriber base. The increase in average revenue per subscriber was mainly due to higher pay-per-view revenues per subscriber and higher priced packages offered in 2000.

Terminal sales, directory advertising and other

The increase in terminal sales, directory advertising and other revenues is mainly explained by higher revenues from Aliant's Remote Communications operations (which reflected the acquisitions completed by Stratos Global Corporation (Stratos Global) in 2000 coupled with organic growth), as well as higher directory advertising revenues.

EBITDA

The growth in EBITDA was mainly due to higher operating revenues, as EBITDA margins remained relatively flat. Increased EBITDA losses in 2000 from Bell ExpressVu relate primarily to higher costs associated with more aggressive marketing programs in response to market competition.

Cash Baseline Earnings

The decrease in cash baseline earnings in 2000 was mainly due to:

- the 20% reduction in BCE's ownership interest in Bell Canada resulting from BCE's strategic partnership with SBC/Ameritech on June 1,1999;
- higher interest expense associated with asset transfers from BCE as part of the strategic partnership formed with SBC/Ameritech;
- lower net benefits plan credit, primarily as a result of the adoption of the new accounting recommendations effective January 1, 2000;
- an unfavourable variance in other income (expense), mainly due to higher net gains on the disposal of investments in 1999 totalling $127 million, including a net gain of $89 million on the sale of Bell Canada's interest in Phone.Com, Inc.;

partially offset by:

- a higher EBITDA contribution.

BELL GLOBEMEDIA

	For the year ended December 31		
	Actual 2000	Actual 1999	Change
	(except where otherwise noted)		
Revenues	98	3	95
EBITDA	(8)	(1)	(7)
Cash baseline earnings to BCE	22	0	22
Operating statistics (millions)			
Pageviews	1,941	n/a	n.m.

n/a: not available

n.m.: not meaningful

The increase in revenues was primarily due to the consolidation of CTV effective December 1, 2000 ($70 million) as well as the creation of Sympatico-Lycos in May 2000. The decrease in EBITDA was mainly due to the costs associated with the development of the Sympatico-Lycos portal partially offset by the consolidation of CTV.

The increase in cash baseline earnings was mainly explained by the acquisition of CTV in April 2000. From April to November 2000, the CTV shares acquired by BCE were transferred to a trustee until such time as the CRTC and other regulatory approvals required in this transaction were received. During that time, CTV's results were reflected in the Bell Globemedia segment using the equity method of accounting. BCE began consolidating the results of CTV in December 2000, when the CRTC approval was received.

On a pro-forma basis, Bell Globemedia's revenues of $821 million in 2000 increased by $292 million or 55%, compared with the previous year. EBITDA increased by $46 million to $143 million. These increases reflect the consolidation of NetStar effective April 1, 2000 and CTV's conventional broadcasting business benefiting from a strong programming line-up and improved ratings.

BCE EMERGIS

	For the year ended December 31		
	Actual 2000	**Actual 1999**	**Change**
Revenues			
eHealth Solutions Group	210	21	189
BCE Emergis — Canada	234	158	76
BCE Emergis — U.S.A.	24	9	15
Total revenues	468	188	280
EBITDA	75	4	71
Cash baseline earnings to BCE	16	(2)	18
% of revenues generated in the United States	35%	4%	31%

BCE Emergis' 2000 results include the results of UP&UP as of March 24, 2000 and InvoiceLink as of September 15, 2000.

The increase in revenues was primarily due to strong growth in the eHealth solutions sector resulting mainly from the acquisitions of UP&UP and SNS/Assure Corp. and Assure Health Inc. (SNS/Assure Health) in November 1999 as well as internal growth for BCE Emergis' existing solutions. Subsequent to the UP&UP acquisition, 50% of BCE Emergis' revenues were generated in the Canadian Business Unit, while the eHealth solutions sector generated 45% of total revenues.

The increases in EBITDA and cash baseline earnings were mainly the result of the acquisitions of UP&UP and SNS/Assure Health.

BCE VENTURES

	For the year ended December 31		
	Actual 2000	Actual 1999	Change
Revenues			
CGI[a]	601	660	(59)
Telesat	272	242	30
Other	66	101	(35)
Total revenues	939	1,003	(64)
EBITDA			
CGI[a]	65	108	(43)
Telesat	153	137	16
Other	(21)	(25)	4
Total EBITDA	197	220	(23)
Cash baseline earnings to BCE			
CGI[a]	27	47	(20)
Telesat	50	29	21
Other	(25)	(5)	(20)
Total cash baseline earnings to BCE	52	71	(19)

(a) Represents BCE's proportionate interest in CGI's results.

The decrease in BCE Ventures' revenues was mainly due to lower contributions from CGI and other Ventures businesses partially offset by a higher contribution from Telesat. The decrease in revenues at CGI was reflective of a post-Y2K slowdown in the decision making process related to new investments in information technology and delays in the awarding of large outsourcing contracts. Higher revenues at Telesat were mainly due to its new Nimiq satellite and from installation and maintenance on the VSAT network at Ford Motor Company's sites in the United States.

BCE Ventures' EBITDA and cash baseline earnings decreased compared to last year, mainly due to lower revenues.

Discontinued Operations

	For the year ended December 31		
	Actual 2000	Actual 1999	Change
Teleglobe	(359)	0	(359)
BCI	116	(473)	589
Nortel Networks	4,055	390	3,665
Total Discontinued operations	3,812	(83)	3,895

Teleglobe

Refer to ''Recent Developments'' for a description of the significant developments relating to Teleglobe. In 2000, discontinued operations included BCE's proportionate interest in ORBCOMM Global, L.P.'s after-tax losses, a former business segment of Teleglobe.

BCI

Effective January 1, 2002, BCE adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as discontinued operations. Refer to ''Recent Developments'' for a description of the significant developments relating to BCI.

Nortel Networks

The results of operations of Nortel Networks include a $4.2 billion dilution gain on the reduction of BCE's ownership interest in Nortel Networks in 2000. Under United States GAAP, the gain on reduction of BCE's ownership in Nortel Networks in 2000 was credited directly to retained earnings as a result of BCE's spin-off the majority of its investment in Nortel Networks.

Liquidity and Capital Resources

	For the year ended December 31		
	Actual 2000	Actual 1999	Change
Cash flows from operating activities	2,206	2,646	(440)
Cash flows from investing activities	(7,847)	835	(8,682)
Cash flows from financing activities	3,585	(1,661)	5,246

OVERVIEW

The net decrease in cash and equivalents amounted to $2.1 billion in 2000 compared to a net increase of $2 billion in 1999. BCE generated consolidated cash flows from continuing operations of $2.2 billion in 2000, which in addition to the opening liquidity of $2.4 billion and cash flows generated from financing activities of $3.6 billion, was used to fund investing activities of $7.8 billion. In 1999, BCE used cash flows of $1.7 billion for financing activities, provided by operating and investing activities ($2.6 billion and $835 million, respectively), resulting in a closing liquidity position of $2.4 billion.

Bell Canada generated cash flows from operations of $3.1 billion in 2000 ($2.8 billion in 1999), which was used to fund capital expenditures of $2.9 billion ($2.5 billion in 1999) related mainly to the continued deployment of high-speed Internet access services, and local infrastructure growth, and financing activities of $546 million. In 1999, cash flows from financing activities of $2 billion were used in part to fund investments of $2.3 billion in Bell Mobility ($1.6 billion), MTS ($339 million) and Teleglobe ($312 million).

BCE Emergis generated cash from operating and financing activities in the amount of $47 million and $786 million, respectively, in 2000 ($42 million and $167 million in 1999), which was used primarily for investing activities in the amount of $823 million in 2000 ($161 million in 1999). In 2000, financing activities included a repayment of $150 million of convertible debentures due to BCE Inc. Approximately $811 million was spent on business acquisitions in 2000 ($164 million in 1999), which was financed mainly from the issuance of common shares.

OPERATING ACTIVITIES

The decrease in BCE's consolidated cash flows from operating activities was mainly attributable to higher non-cash working capital requirements, partially offset by higher cash earnings from continuing operations (refer to discussion under "Results by Operating Group").

INVESTING ACTIVITIES

Capital Expenditures

Capital expenditures increased by $790 million in 2000, mainly explained by higher capital expenditures for the Bell Canada segment, relating mainly to the accelerated deployment of high-speed Internet services and local infrastructure upgrading due to increased data demand and the growth in satellite television services, partially offset by decreases in information systems and information technology spending on system implementation.

Investments

Investments in 2000 amounted to $4.7 billion and included mainly BCE's investments in CTV for $2.3 billion, BCE Emergis Corporation (formerly United Payors and United Providers, Inc.) for $780 million and an additional investment in Aliant for $498 million, as well as investments by Aliant in various companies for $615 million.

Investments in 1999 amounted to $2.6 billion and included mainly Bell Canada's investments in Bell Mobility for $1.6 billion and MTS for $339 million.

Divestitures

Divestitures amounted to $654 million in 2000, compared to $6.3 billion in 1999. Divestitures in 1999 included BCE's sale of 20% of Bell Canada to SBC/Ameritech for proceeds of $5.1 billion and the sale of Jones Intercable, Inc. for $763 million (US $508 million).

FINANCING ACTIVITIES

Change in Notes Payable and Bank Advances

The net increase in notes payable and bank advances of $3.7 billion in 2000 can be explained by:

- an increase of $2.2 billion in notes payable at BCE Corporate, primarily to fund the CTV acquisition; and
- an increase of $446 million in notes payable at Bell Canada Holdings.

Issuance and Repayment of Long-term Debt

The net issuance of long-term debt of $1 billion in 2000 consisted primarily of:

- the issuance by Bell Canada of $1.8 billion in debentures, the proceeds of which were mainly used to repay short-term debt, including approximately $600 million in debentures and other long-term debt; and
- the issuance by Aliant of $500 million of long-term debt;

partially offset by:

- the repayment by BCE Inc. of approximately $473 million in long-term debt.

Issuance and Purchase of Common Shares and Preferred Shares

In 2000, BCE Inc. issued approximately 1.3 million common shares for $36 million under BCE Inc.'s and Teleglobe's stock option plans (2.4 million shares for $152 million in 1999), and purchased and cancelled approximately 9.1 million of its common shares, under its Normal Course Issuer Bid, for an aggregate price of $384 million (nil in 1999).

Financing Activities of Subsidiaries with Non-controlling Interest

Cash generated from financing activities of subsidiaries (issuance and repayment of equity securities) with non-controlling interest amounted to $245 million in 2000 and can be attributed primarily to the issuance by Bell Canada of $400 million in preferred shares, partially offset by the redemption of $295 million in preferred shares.

MANAGEMENT'S REPORT

The accompanying consolidated financial statements of BCE Inc. (the Corporation), its subsidiaries, joint ventures and its investments in significantly influenced companies (collectively BCE) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles. The financial statements include some amounts that are based on best estimates and judgements of management and in their opinion present fairly the Corporation's financial position, results of operations and cash flows. Financial information presented elsewhere in BCE's annual report is consistent with that in the financial statements.

Management of BCE, in furtherance of the integrity and objectivity of the financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements and that BCE's assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its Audit Committee, consisting solely of outside and unrelated directors. The Audit Committee reviews the Corporation's annual consolidated financial statements and other information in the annual report, and recommends their approval by the Board of Directors. Additional responsibilities of the Audit Committee are outlined on page 47 of BCE's annual report. The internal and the shareholders' auditors have free and independent access to the Audit Committee.

These consolidated financial statements have been audited by the shareholders' auditors, Deloitte & Touche LLP, Chartered Accountants.

(Signed) Michael J. Sabia
President and
Chief Executive Officer

(Signed) Siim A. Vanaselja
Chief Financial Officer

(Signed) Stephen P. Skinner
Vice President and
Corporate Controller

July 23, 2002

AUDITORS' REPORT

To the Shareholders of BCE Inc.:

We have audited the consolidated balance sheets of BCE Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP
Chartered Accountants

Montreal, Canada
February 27, 2002, except as to Notes 1, 2, 7, 20 and 21, which are as of July 23, 2002

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31		
	2001	2000	1999
	($ millions, except share amounts)		
Operating revenues	19,340	16,668	13,407
Operating expenses	12,098	9,953	8,053
Amortization expense	3,826	3,352	2,749
Net benefit plans credit	(121)	(109)	(197)
Restructuring and other charges (Note 4)	980	—	377
Total operating expenses	16,783	13,196	10,982
Operating income	2,557	3,472	2,425
Other income (Note 5)	4,015	97	4,972
Earnings from continuing operations before the under-noted items	6,572	3,569	7,397
Interest expense — long-term debt	952	737	692
— other debt	104	198	95
Total interest expense	1,056	935	787
Earnings from continuing operations before income taxes and non-controlling interest	5,516	2,634	6,610
Income taxes (Note 6)	1,759	1,338	964
Non-controlling interest	186	323	167
Earnings from continuing operations	3,571	973	5,479
Discontinued operations (Note 7)	(3,057)	3,812	(83)
Net earnings	514	4,785	5,396
Dividends on preferred shares	(64)	(79)	(93)
Net earnings applicable to common shares	450	4,706	5,303
Net earnings per common share — basic (Note 8)			
Continuing operations	4.34	1.33	8.38
Net earnings	0.56	7.32	8.25
Net earnings per common share — diluted (Note 8)			
Continuing operations	4.29	1.29	8.17
Net earnings	0.55	6.93	8.05
Dividends per common share	1.20	1.24	1.36
Average number of common shares outstanding (millions)	807.9	670.0	642.8

The following is a reconciliation of net earnings to reflect the impact of no longer amortizing goodwill and indefinite-life intangible assets effective January 1, 2002 (Refer to Note 1):

Adjusted net earnings	2001	2000	1999
Net earnings, as reported	514	4,785	5,396
Amortization expense on goodwill and other intangible assets	971	485	100
Net earnings, adjusted	1,485	5,270	5,496
Adjusted net earnings per common share			
Basic	1.76	8.04	8.41
Diluted	1.74	7.65	8.20

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	For the year ended December 31		
	2001	2000	1999
		($ millions)	
Balance at beginning of year, as previously reported	1,521	7,894	4,207
Adjustment for change in accounting policy (Note 1)	(182)	(106)	(43)
Balance at beginning of period, as restated	1,339	7,788	4,164
Net earnings	514	4,785	5,396
Dividends — Preferred shares	(64)	(79)	(93)
— Common shares	(969)	(849)	(875)
— Distribution of Nortel Networks common shares (Note 7)	—	(10,114)	0
	(1,033)	(11,042)	(968)
Premium on redemption of common shares (Note 16)	(108)	(216)	0
Other	—	24	(7)
Balance at end of year	712	1,339	8,585

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED BALANCE SHEETS

	At December 31 2001	At December 31 2000
	($ millions)	
ASSETS		
Current assets		
Cash and cash equivalents	569	260
Accounts receivable	4,118	4,344
Other current assets	1,213	2,096
Total current assets	5,900	6,700
Investments (Note 9)	1,106	1,648
Capital assets (Note 10)	25,861	22,301
Future income taxes (Note 6)	1,031	1,138
Other long-term assets (Note 11)	3,363	3,056
Indefinite-life intangible assets	866	0
Goodwill (Note 1)	15,947	16,304
Total assets	54,074	51,147
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	5,792	5,486
Income and other taxes payable	681	144
Debt due within one year (Notes 11)	5,263	5,884
Total current liabilities	11,736	11,514
Long-term debt (Note 12)	14,861	14,044
Future income taxes (Note 6)	924	715
Other long-term liabilities (Note 11)	4,129	3,885
Total liabilities	31,650	30,158
Non-controlling interest (Note 14)	5,625	3,710
Commitments and contingencies (Note 19)		
SHAREHOLDERS' EQUITY		
Preferred shares (Note 15)	1,300	1,300
Common shareholders' equity (Note 16)		
Common shares	13,827	13,833
Contributed surplus	980	985
Retained earnings	712	1,339
Currency translation adjustment	(20)	(178)
Total common shareholders' equity	15,499	15,979
Total shareholders' equity	16,799	17,279
Total liabilities and shareholders' equity	54,074	51,147

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

(Signed) Robert C. Pozen
Director

(Signed) Edward Newall
Director

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31		
	2001	2000	1999
		($ millions)	
Cash flows from operating activities			
Earnings from continuing operations	3,571	973	5,479
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:			
Amortization expense	3,826	3,352	2,749
Restructuring and other charges	915	0	328
Gains and losses on reduction of ownership in subsidiaries and joint ventures and on disposal of investments	(4,088)	(45)	(4,722)
Future income taxes	682	(130)	51
Other items	(829)	(331)	(253)
Changes in non-cash working capital components	157	(1,613)	(986)
	4,234	2,206	2,646
Cash flows from investing activities			
Capital expenditures	(4,999)	(3,652)	(2,862)
Investments	(535)	(4,729)	(2,610)
Divestitures	4,749	654	6,322
Other items	(122)	(120)	(15)
	(907)	(7,847)	835
Cash flows from financing activities			
Increase (decrease) in notes payable and bank advances	(2,744)	3,730	(468)
Issue of long-term debt	2,443	2,447	1,419
Repayment of long-term debt	(1,221)	(1,431)	(2,053)
Issue of common shares	71	36	152
Purchase of common shares for cancellation	(191)	(384)	0
Dividends paid on common and preferred shares	(1,033)	(928)	(968)
Issue of common shares, preferred shares, convertible debentures and equity-settled notes by subsidiaries to non-controlling interest	1,459	540	380
Redemption of preferred shares by subsidiaries	(347)	(295)	0
Dividends paid by subsidiaries to non-controlling interest	(357)	(240)	(155)
Other items	72	110	32
	(1,848)	3,585	(1,661)
Effect of exchange rate changes on cash and cash equivalents	(2)	(19)	(3)
Cash provided (used) in continuing operations	1,477	(2,075)	1,817
Cash provided (used) by discontinued operations	(1,168)	(60)	208
Net increase (decrease) in cash and cash equivalents	309	(2,135)	2,025
Cash and cash equivalents at beginning of year	260	2,395	370
Cash and cash equivalents at end of year	569	260	2,395
Supplemental disclosure			
Interest paid on long-term debt	1,381	1,309	905
Income taxes paid	1,348	1,329	745
Cash restricted to collaterize short-term bank loans	233	0	0

The accompanying notes are an integral part of these consolidated financial statements.

BCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in millions of Canadian dollars except where otherwise noted.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current year presentation. With respect to the financial statements of BCE Inc. (the Corporation), its subsidiaries, joint ventures and its investments in significantly influenced companies (collectively BCE), the significant differences between Canadian and United States GAAP are described and reconciled in Note 20.

The basis of presentation for these consolidated financial statements differs from that of the consolidated financial statements included in the 2001 Annual Report of BCE Inc. dated February 27, 2002 in that it reflects the accounting treatment of BCE's investments in Teleglobe Inc. (Teleglobe) and Bell Canada International (BCI) as discontinued operations (refer to "Note 7 — Discontinued Operations" and "Note 21 — Subsequent Events"), the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 regarding the accounting treatment of foreign currency translation (refer to "Note 1 — Recent Pronouncements") and the disclosure of significant developments subsequent to February 27, 2002 (refer to "Note 21 — Subsequent Events").

Consolidation

The financial statements of entities which are controlled by the Corporation are consolidated; entities which are jointly controlled by the Corporation, referred to as joint ventures, are accounted for using the proportionate consolidation method; entities that the Corporation has the ability to significantly influence are accounted for using the equity method; and investments in other entities are accounted for using the cost method.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

BCE recognizes operating revenues when earned, as services are rendered or as products are delivered to customers. More specifically:

- Subscriber revenue is recognized to the extent that the service has been made available to customers;
- Advertising revenue is recognized when advertisements are aired or printed and distributed;
- Revenues from sales of equipment are recognized as the equipment is delivered to customers;
- Fees for long-distance and wireless services, and other fees, such as licence fees, hosting fees, network access fees, maintenance fees and standby fees are recognized as services are rendered or over the term of the contract; and
- Payments received in advance are deferred until services are rendered or products are delivered to customers.

Cash and cash equivalents

All highly liquid investments with short-term maturities are classified as cash and cash equivalents.

Sale of accounts receivable

Effective July 1, 2001, BCE adopted the new CICA Accounting Guideline 12, *Transfers of Receivables,* (AcG 12), which addresses the accounting requirements for the transfer and servicing of receivables. In accordance with the provisions of AcG 12, Bell Canada continued to account for its Receivables Purchase and Sale Agreement dated October 14, 1997, under the previous accounting guidance. On December 12, 2001, this agreement was terminated and replaced by a new agreement dated December 12, 2001, whereupon Bell Canada sold a co-ownership interest in a pool of present and future eligible accounts receivable to a securitization trust that issued securities to investors. The accounts receivable included in the pool are accounted for as a sale of accounts receivable as Bell Canada surrenders control over the transferred accounts receivable and receives the related proceeds from the trust, other than Bell Canada's beneficial interest in the sold accounts receivable. Losses or gains on these transactions are recognized as other expenses or income and are dependent in part on the previous carrying amount of the accounts receivable transferred, which is allocated between the accounts receivable sold and the retained interest, based on the relative value at the date of transfer. Bell Canada determines fair value based on the present value of future expected cash flows using management's best estimates of key assumptions such as discount rates, weighted average life of accounts receivable and credit loss ratios. The accounts receivable are transferred on a fully-serviced basis. As a result, Bell Canada recognizes a servicing liability on the date of the transfer of accounts receivable to the trust and amortizes this liability to earnings over the expected life of the transferred accounts receivable.

Capital assets

Capital assets are carried at cost less accumulated amortization. Amortization of capital assets is generally computed using the straight-line method, with rates based on the estimated useful lives of the assets. In 2001, the composite amortization rate for plant was approximately 5.6%

1. SIGNIFICANT ACCOUNTING POLICIES — (Continued)

(6.8% in 2000). The expected useful lives of machinery and equipment are 2 to 20 years, buildings are 10 to 40 years. When depreciable capital assets are retired, the carrying value of such assets is charged to accumulated amortization.

Translation of foreign currencies

Self-sustaining foreign operations are those whose economic activities are largely independent of those of the parent company. For self-sustaining foreign operations, assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the year. Resulting unrealized gains or losses are accumulated in and reported as a currency translation adjustment in shareholders' equity. On reduction of such investments, an appropriate portion of the currency translation adjustment is recognized in earnings.

Integrated foreign operations are financially or operationally dependent on the parent company. For integrated foreign operations, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates prevailing during the year. Translation exchange gains and losses of integrated foreign subsidiaries are reflected in earnings.

Monetary assets and liabilities are translated at the rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates prevailing during the year. Unrealized translation gains and losses on assets and liabilities denominated in foreign currencies are reflected in earnings for the year.

Refer to Basis of presentation for amendments to the accounting policies for translation of foreign currencies effective January 1, 2002.

Derivative financial instruments

BCE uses a combination of derivative financial instruments to manage its interest and foreign exchange risk exposures. In addition, BCE uses a combination of derivative and non-derivative instruments to manage its Special Compensation Payments (SCPs) exposure (Notes 13 and 17). BCE does not trade derivative financial instruments for speculative purposes, and uses instruments expected to generate offsetting cash flows, gain or losses to the risk being hedged. Derivatives that are economic hedges, but do not qualify for hedge accounting, are recorded at fair value with the change in fair value being recorded through earnings.

Gains and losses on forward contracts and cross currency swaps used to hedge foreign investments are deferred and reported as part of the currency translation adjustment in shareholders' equity. Gains and losses on forward contracts, cross currency swaps and foreign currency option contracts used to manage exposure to foreign exchange rates and forward contracts used to manage SCP exposure are recognized on the same basis as the gains and losses on the hedged item. Amounts receivable or payable under interest rate swaps are accrued and recorded as adjustments to interest expense. Gains and losses related to hedges of anticipated transactions are recognized in earnings or recorded as adjustments of carrying values when the hedged transaction occurs. Any premiums paid with respect to financial instrument contracts are deferred and expensed to earnings over the contract period. Deferred gains or losses relating to derivatives which are being accounted for as a hedge are recognized in earnings upon the early termination, sale or extinguishment of the hedged item or anticipated transaction.

Goodwill and other intangible assets

Goodwill represents the excess, at the dates of acquisition, of the cost of investments over the fair value of the net identifiable assets acquired and is amortized on a straight-line basis, over its estimated useful life, up to a period of 40 years. Intangible assets are amortized on a straight-line basis over their useful lives, a period of 15 to 20 years for licenses. BCE assesses the impairment of goodwill and other intangible assets when events or changes in circumstances indicate that the carrying value may not be recoverable. A determination of impairment is then made based on estimates of undiscounted future cash flows and any impairment is charged to earnings. Total goodwill amortization charged to earnings from continuing operations amounted to $971 million in 2001 ($485 million in 2000 and $100 million in 1999). Refer to Future accounting changes for the accounting policies for goodwill and other intangible assets effective January 1, 2002. Goodwill resulting from business acquisitions on or after July 1, 2001 is not being amortized.

Employee benefit plans

The Corporation and most of its significant subsidiary companies maintain non-contributory defined benefit plans that provide for pensions for substantially all their employees based on length of service and rate of pay, as well as other retirement benefits such as certain health care and life insurance benefits on retirement and various disability plans, workers' compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependants, after employment but before retirement, under specified circumstances.

BCE accrues its obligations under employee benefit plans and the related costs, net of plan assets. Pension costs and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Pension plan assets are valued at fair value, using a market-related value approach, which is also used in calculating the expected return on plan assets. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation or the fair value of plan assets is amortized over the average remaining service period of active employees. When the restructuring of a benefit plan gives rise to

1. SIGNIFICANT ACCOUNTING POLICIES — (Continued)

both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement. A valuation is performed at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits.

Income taxes

BCE uses the liability method of accounting for income taxes. Future income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, computed based on rates and provisions of enacted and substantively enacted tax law.

Subscriber acquisition costs

BCE subsidizes the cost of the Direct to Home (DTH) satellite hardware equipment sold to its customers. These subsidies are deferred and amortized over three years. In addition, wireless subscriber acquisition costs are deferred and amortized over the terms of the contracts, which normally do not exceed twenty-four months. All other subscriber acquisition costs are expensed as incurred.

Stock-based compensation plans

The Corporation's stock-based compensation plans consist primarily of the Employees' Savings Plan (ESP) and the Long-Term Incentive (Stock Option) Programs, which, prior to 2000, may also have included SCPs, which are described in Note 17. No compensation expense is recognized for these plans when shares or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of shares is credited to share capital. A compensation expense is recognized for the Corporation's portion of the contributions made under the ESP.

Earnings per share

Effective January 1, 2001, BCE adopted the revised recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook section 3500, *Earnings Per Share (EPS)*. The revised Handbook section requires the presentation of both basic and diluted EPS on the face of the income statement regardless of the materiality of the difference between them. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments as opposed to the previously used imputed earnings approach. The section also requires that a reconciliation of the calculation of the basic and diluted EPS computations be disclosed. The revised recommendations were applied retroactively with restatement of prior periods.

Recent Pronouncements

The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Goodwill resulting from business acquisitions on or after July 1, 2001 is not being amortized. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test is charged to opening retained earnings. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In the second quarter of 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook Section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The table included on the statements of operations presents the impact on net earnings and on basic and diluted earnings per share for each of the years in the three-year period ended December 31, 2001, of the CICA Handbook Section 3062 requirement to cease the amortization of goodwill as if the standard had been in effect beginning January 1, 2001.

Effective January 1, 2002, the Corporation adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. The cumulative effect as at December 31, 2001 was to decrease other long-term assets by $288 million ($257 million in 2000), increase future income taxes by $27 million ($21 million in 2000), decrease non-controlling interest by $70 million ($54 million in 2000) and decrease retained earnings by $191 million ($182 million in 2000).

The CICA also recently issued new Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. For BCE, this Section applies to all awards granted on or after January 1, 2002. BCE's management does not expect the adoption of the new standard to have an impact on its financial statements.

2. SEGMENTED INFORMATION

Effective April 24, 2002, BCE centers its activities around three core operating segments, based on products and services, reflecting the way that the chief operating decision maker classifies its operations for purposes of planning and performance management.

Bell Canada — represents the consolidation of Bell Canada Holdings Inc. (BCH) with Bell Canada and its consolidated subsidiaries (including Bell Mobility Inc., BCE Nexxia Inc. (carrying on business under the name Bell Nexxia) and Bell ActiMedia Inc.), Bell Distribution Inc. and Certen Inc. BCH owns 100% of Bell Canada. In addition, the segment includes the consolidation of Aliant Inc. (Aliant) (approximately 39% held by Bell Canada and approximately 14% held by BCE Inc.), as well as Bell ExpressVu Limited Partnership (Bell ExpressVu). At July 23, 2002, BCE owned 83.5% of BCH, with the remaining 16.5% being held by SBC Communications Inc. (SBC). Refer to Note 21 (Subsequent events) for a description of the agreement entered into by BCE and SBC, pursuant to which BCE will acquire all the shares of BCH held by SBC. This segment provides connectivity to residential and business customers through wired and wireless voice and data communications, high speed and wireless Internet access, direct-to-home satellite entertainment services, IP-broadband services, e-business solutions, local and long distance phone and directory services.

Bell Globemedia — represents the consolidation of CTV Inc. (CTV), The Globe and Mail, Bell Globemedia Interactive and other media interests. BCE owns 70.1% of Bell Globemedia, while 20% is held by The Thomson Corporation (Thomson) and 9.9% is held by The Woodbridge Company Limited (Woodbridge). This segment provides integrated information, communications and entertainment services to Canadian customers and access to distinctive Canadian content. This segment also allows for the creation of unique destinations for Internet users through the various portal properties.

BCE Emergis — represents BCE Emergis Inc. (BCE Emergis). This segment provides business to business (B2B) e-commerce infrastructures, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors, through its three strategic business units, eHealth Solutions Group, BCE Emergis — Canada and BCE Emergis — U.S.A. BCE owns approximately 65% of BCE Emergis, with the remaining common shares being publicly held.

BCE Ventures — reflects all non-core businesses, including BCE's interests in Telesat Canada (Telesat), CGI Group Inc. (CGI) and other BCE investments.

The Corporation uses the contribution to consolidated net earnings as the profitability measure for each of its segments. The accounting policies of the segments are the same as those described in Note 1. Inter-segment sales are negotiated on arm's length terms.

The following tables present information by geographic area as well as information about reported segment profits and assets:

Geographic Information[a]

	For the year ended December 31					
	2001		2000		1999	
	Revenues External customers	Capital assets & goodwill	Revenues External customers	Capital assets & goodwill	Revenues External customers	Capital assets & goodwill
Canada	18,402	30,306	16,039	25,218	13,126	16,774
United States	684	6,191	493	10,169	139	157
Other foreign countries	254	6,177	136	3,218	142	2,412
Total	19,340	42,674	16,668	38,605	13,407	19,343

(a) The point of origin (the location of the selling organization) of revenues and the location of capital assets and goodwill determine the geographic areas.

2. SEGMENTED INFORMATION — (Continued)

Business Segments

	Bell Canada	Bell Globemedia	BCE Emergis	BCE Ventures
For the year ended December 31, 2001				
Operating revenues				
External customers	17,038	1,175	451	777
Inter-segment	216	28	205	267
Total operating revenues	17,254	1,203	656	1,044
Amortization expense	2,934	265	452	152
Interest income	11	2	5	5
Interest expense	1,118	35	33	64
Equity in net losses of significantly influenced companies	(26)	(4)	0	0
Income taxes expense	(866)	(15)	(21)	(27)
Earnings (loss) from continuing operations[a]	663	(150)	(281)	270
Segment assets	26,859	5,139	1,107	8,232
Capital expenditures	4,815	114	57	219
For the year ended December 31, 2000				
Operating revenues	15,800	98	468	939
Amortization expense	2,829	7	346	160
Interest income	14	1	6	7
Interest expense	1,028	4	36	80
Equity in net earnings (losses) of significantly influenced companies	3	15	0	(9)
Income taxes recovery (expense)	(1,238)	(7)	6	10
Earnings (loss) from continuing operations[a]	987	(78)	(209)	66
For the year ended December 31, 1999				
Operating revenues	12,716	3	188	1,003
Amortization expense	2,810	0	86	125
Interest income	18	0	4	38
Interest expense	793	0	1	208
Equity in net earnings of significantly influenced companies	52	0	0	0
Income taxes recovery (expense)	855	116	0	(3)
Earnings (loss) from continuing operations[a]	1,074	0	(69)	54

(a) Represents each segment's contribution to BCE's net earnings.

Reconciliation

	For the year ended December 31		
	2001	2000	1999
Revenues			
Total revenues for reportable segments	20,157	17,305	13,910
Corporate and other (including elimination of inter-segment revenues)	(817)	(637)	(503)
Total consolidated revenues	19,340	16,668	13,407
Earnings from continuing operations			
Total earnings from continuing operations for reportable segments	502	766	1,059
Corporate and other (including elimination of inter-segment earnings)	3,069	207	4,420
Total consolidated earnings from continuing operations	3,571	973	5,479

3. BUSINESS ACQUISITIONS AND DISPOSITIONS

2001

Bell Globemedia

On January 9, 2001, Bell Globemedia was created. BCE owns 70.1% of Bell Globemedia that includes CTV, The Globe and Mail, Globe Interactive and Sympatico-Lycos. BCE transferred its interests in CTV, Sympatico-Lycos and other miscellaneous media interests to Bell

3. BUSINESS ACQUISITIONS AND DISPOSITIONS — (Continued)

Globemedia. This transaction was accounted for at fair value resulting in the recognition of a $33 million gain on reduction of ownership in subsidiary companies. The acquisition of The Globe and Mail and Globe Interactive was accounted for using the purchase method. The allocation of the purchase price was to tangible assets for $172 million, tangible liabilities for $63 million and goodwill for $668 million.

Assuming an effective date of January 1, 2000 for the creation of Bell Globemedia, the unaudited pro forma consolidated revenues, net earnings, basic and diluted earnings per share for the year ended December 31, 2000 would have been $17,741 million, $4,663 million, $7.26 per share and $6.87 per share, respectively. The impact on pro-forma consolidated revenues, net earnings, basic earnings per share and fully diluted earnings per share for the year end December 31, 2001 would not have been significant.

In December 2001, Bell Globemedia Inc. (Bell Globemedia) acquired 29.9% of The Comedy Network for approximately $36 million, bringing its total interest in the Comedy Network to 95.0%. In November 2001, Bell Globemedia completed the acquisition of Report on Business Tv from affiliates of The Thomson Corporation, pursuant to a previous agreement, for which Bell Globemedia had recorded an amount receivable of $60 million on its balance sheet, with the effective purchase price amounting to $61 million. Effective September 1, 2001, Bell Globemedia completed the acquisitions of CFCF-TV and CKY-TV, two CTV affiliated television stations in Montreal and Winnipeg, respectively, for a total aggregate cash consideration of approximately $183 million. The acquisitions were accounted for using the purchase method. The allocation of the total aggregate purchase price was to tangible assets for $45 million, tangible liabilities for $42 million (including $34 million of benefits and other costs payable on the acquisition) and goodwill and other intangible assets for $277 million.

In November 2001, Bell Globemedia completed the sale of its 40% interest in Sportsnet for a total cash consideration of approximately $138 million. No gain or loss was recognized on the sale.

BCE Ventures

On March 13, 2001, Telecom Américas, a joint venture of BCI (BCI holds a 41.7% interest in Telecom Américas as at December 31, 2001), announced a number of agreements that will collectively result in the acquisition of an approximate additional 65% economic interest in the Brazilian cellular companies Telet S.A. (Telet) and Americel S.A. (Americel) (increasing Telecom Américas' economic interest to approximately 81% in both companies) for an aggregate purchase price of approximately US $580 million. At December 31, 2001, Telecom Américas had purchased an additional 60% interest in Telet and Americel for approximately US $545 million.

On March 27, 2001, Telecom Américas invested $470 million in Algar Telecom Leste S.A (ATL), increasing Telecom Américas' total economic ownership in ATL from 50% to 59%. Consequently, the accounting for ATL was changed from proportionate consolidation to full consolidation as of that date. As a result of this transaction, BCI indirectly invested $208 million in ATL and increased its effective economic interest from 22.1% to 24.6%. The acquisition of ATL was accounted for using the purchase method. The allocation of BCI's proportionate interest of the purchase price was to tangible assets for $483 million, tangible liabilities for $360 million and goodwill and other intangible assets for $85 million.

On April 9, 2001, Telecom Américas closed its agreement to acquire a 100% interest in Tess S.A. (Tess), one of two B Band cellular companies operating in the Brazilian state of São Paulo, for a total consideration of approximately US $950 million ($1,480 million, of which $617 million represents BCI's proportionate interest). The consideration consisted of US $319 million in cash and US $631 million in notes payable, which had a fair value of US $571 million, making the effective purchase price US $890 million. The acquisition of Tess was accounted for using the purchase method. The allocation of BCI's proportionate interest of the purchase price of $617 million was to tangible assets for $793 million, tangible liabilities for $638 million and goodwill and other intangible assets for $462 million.

On July 27, 2001, CGI acquired all of the outstanding common shares of IMRglobal Corp. (IMRglobal), for a total consideration of $553 million, on the basis of 1.5974 Class A subordinate share of CGI for each IMRglobal common share. The acquisition was accounted for using the purchase method. The allocation of the total purchase price was to tangible assets for $165 million, tangible liabilities for $191 million and goodwill and other intangible assets for $579 million.

On August 31, 2001, Telecom Américas acquired for total consideration of US $210 million a 60% economic interest in Techtel-LMDS Comunicaciones Interativas, S.A. (Techtel), an Argentine broadband company. América Móvil S.A. de C.V. (América Móvil) contributed Techtel to Telecom Américas in exchange for shares based on the September 25, 2000 joint venture agreement. As a result, BCI effectively acquired a 25% economic interest in Techtel for $135 million (US $88 million). The allocation of BCI's proportionate interest of the purchase price of $135 million was to tangible assets for $112 million, tangible liabilities for $72 million and goodwill and other intangible assets for $95 million.

2000

Aliant

In January 2000, BCE increased its ownership in Aliant, a provider of telecommunications services, as well as information technology, remote communications services, and Internet-based solutions, from approximately 41% to approximately 53% (at December 31, 2001 approximately 39% held by Bell Canada and approximately 14% held by BCE Inc.). The acquisition was accounted for using the purchase method. The aggregate purchase price was a total cash consideration of $435 million. The allocation of the purchase price was to tangible assets for $2,885 million, tangible liabilities for $2,757 million and goodwill for $307 million. Certain put and call options have been put in place which, if exercised, will transfer the shares acquired by BCE Inc. to Bell Canada on agreed upon terms.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS — (Continued)

Bell Globemedia

In April 2000, BCE completed the acquisition of all of the outstanding common shares of CTV, including the CTV common shares held by Electrohome Broadcasting Inc., for a cash consideration of approximately $2.3 billion. CTV, including its subsidiary NetStar Communications Inc. (NetStar), is a conventional and specialty broadcaster with a local presence across Canada. The CTV shares were transferred to a trustee pending receipt of the Canadian Radio-television and Telecommunications Commission (CRTC) and other regulatory approvals, which were obtained on December 7, 2000. During the time the shares were held by the trustee, the investment in CTV was accounted for using the equity method. Starting in December 2000, BCE's results reflect the consolidation of CTV. As part of the CRTC approval process, an additional 10% (approximately $230 million) of the value of the transaction will be spent by 2007 on initiatives that will benefit the Canadian broadcasting industry (benefits package). The cost of the benefits package has been included as part of the purchase price for the acquisition of CTV, for a total purchase price of approximately $2.5 billion. The acquisition was accounted for using the purchase method. The allocation of the purchase price was to tangible assets for $1.7 billion, tangible liabilities for $1.1 billion and goodwill and other intangible assets for $1.9 billion.

Teleglobe

On November 1, 2000, BCE completed the acquisition of substantially all of the outstanding common shares that it did not already own of Teleglobe. The aggregate purchase price of $ 7.4 billion was comprised of $240 million in cash and $7.2 billion in BCE Inc. common shares (approximately 174 million common shares were issued) at $41.20 per BCE Inc. common share, which reflected the average of the high and low of the market value of the shares on November 1, 2000. The acquisition was accounted for using the purchase method. The purchase price allocation relating to the acquisition was finalized in the first quarter of 2001, and was to tangible assets for $3.7 billion, tangible liabilities for $4.4 billion and goodwill for $8.1 billion. As a result of the finalization of the purchase price allocation and the finalization of the fiscal 2000 year-end financial statements of Teleglobe, BCE recorded a charge of $60 million relating to its share of asset write-downs and one-time charges recorded by Teleglobe in the fourth quarter of 2000.

BCE Emergis

On March 24, 2000, BCE Emergis completed the acquisition of all the outstanding shares of United Payors & United Providers, Inc. (UP&UP) of Rockville, Maryland, a provider of health claims processing services in the U.S. The aggregate purchase price was a cash consideration of approximately $824 million, subject to certain adjustments. The acquisition was accounted for using the purchase method. The allocation of the purchase price was to tangible assets for $183 million, tangible liabilities for $23 million and goodwill for $664 million.

BCE Ventures

On November 16, 2000, BCI, America Móvil S.A. de C.V. (America Móvil) and SBC International, Inc. (SBC International) announced the closing of the September 25, 2000 joint venture agreement and the formation of Telecom Américas. The September 25, 2000 agreement was entered into with Telefonos de Mexico S.A. de C.V. (Telmex). However, Telmex subsequently assigned its rights in the joint venture agreement to América Móvil, which now holds the cellular operations and most international investments of Telmex. BCI and América Móvil each held initially a 44.3% interest in Telecom Américas while SBC International holds an 11.4% interest. At closing, Telecom Américas' initial capitalization was approximately US $4 billion and includes the Latin American assets of BCI (excluding Vésper S.A., Vésper São Paulo S.A. and the Internet service provider, Vento Ltda. (collectively, the Vésper companies) and Axtel S.A. de C.V. of Mexico (Axtel), and América Móvil's and SBC International's investments in the Brazilian wireless company ATL-Algar Telecom Leste S.A (ATL)). BCI recorded a gain of $530 million on the contribution of its investments to Telecom Américas at fair value, which is being deferred and amortized on a straight-line basis over approximately 13 years as well as goodwill and other intangible assets amounting to $569 million, upon the contribution of ATL at fair value by its partners.

1999

Bell Canada

On October 22, 1999, Bell Canada increased its ownership interest in Bell Mobility, Canada's largest full-service wireless communications company, from 65% to 100%. The aggregate purchase price was $1,570 million in cash. The acquisition was accounted for using the purchase method. The allocation of the purchase price was to tangible assets for $597 million, tangible liabilities for $296 million and goodwill for $1,269 million. Goodwill is being amortized on a straight-line basis over 40 years.

BCE Emergis

In November 1999, BCE Emergis acquired all of the outstanding shares of SNS/Assure Corp. and Assure Health Inc., two related companies operating in the electronic commerce industry. The aggregate purchase price was $224 million, comprised of $151 million in cash and approximately 2.2 million BCE Emergis common shares valued at $73 million. The acquisition was accounted for using the purchase method. The allocation of the purchase price was to tangible assets for $27 million, tangible liabilities for $43 million, acquired technologies for $40 million and goodwill for $200 million. Goodwill, acquired technologies and purchased in-process R&D are being amortized on a straight-line basis over 3 years.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS — (Continued)

CGI

During 1999, BCE increased its equity ownership in CGI to 45% resulting mainly from the exercise, in part, of put options in exchange for approximately 1.3 million BCE shares having a value of $78 million. The put options are provided for by a July 1, 1998 agreement entered into by BCE with CGI's three largest individual shareholders (the Shareholders) providing for certain put and call options, as well as rights of first refusal, on the shares of CGI held by the Shareholders. The agreement gives the Shareholders the right to gradually sell (put options) their shares to BCE through January 5, 2004 and, thereafter for a period of two years, the right to BCE to buy (call options) these shares to the extent not already acquired by BCE. The price per share payable on any exercise of the put or call options will be, in all cases, 115% of the market price for CGI shares on the exercise date payable in common shares of BCE. These options, if fully exercised, will increase BCE's equity ownership and voting interest in CGI to approximately 55%.

Effective July 1, 1998, BCE's interest in CGI has been accounted for under the proportionate consolidation method. As a result of the purchase of CGI shares through a series of transactions, BCE's purchase price in excess of the fair value of the net assets acquired at each step amounted to $71 million in 1999 and is being amortized on a straight-line basis over 20 years.

4. RESTRUCTURING AND OTHER CHARGES

Bell Canada recorded a pre-tax charge of $736 million (BCE's share is $347 million on an after tax basis) in the fourth quarter of 2001, representing restructuring and other charges of $345 million and $391 million, respectively. The restructuring charge is related to employee severance, including enhanced pension benefits and other directly related employee costs, for approximately 2,800 employees, which resulted primarily from a decision to streamline certain management, clerical, line and other support functions. Other charges consisted primarily of the write-off of wireless (Bell Mobility) capital assets relating mainly to the analog and paging networks and PCS base stations. The restructuring program is expected to be substantially completed in 2002. At December 31, 2001, the remaining unpaid balance of this restructuring provision was $177 million.

Bell Canada recorded a pre-tax charge of $239 million (BCE's share is $114 million on an after tax basis) in the first quarter of 2001, representing restructuring and other charges of $210 million and $29 million, respectively, related to employee severance, including enhanced pension benefits and other directly related employee costs, for approximately 1,900 employees, which resulted primarily from a decision to streamline support functions, and the write-off of certain assets. The restructuring program was substantially completed and as at December 31, 2001, the remaining unpaid balance of this restructuring provision was $47 million.

In 1999, BCE recorded a pre-tax charge of $377 million ($187 million after tax and non-controlling interest) representing restructuring and other charges of $158 million and $219 million, respectively. The restructuring charges, mainly employee severance (for approximately 2,600 employees) and directly related incremental costs, resulted principally from the decision to outsource a portion of the Operator Services group, the windup of Stentor Canadian Network Management and cost rationalization within other operating groups. These restructuring programs were substantially completed by the end of 2000. Other charges relate mainly to the write-down of the Iridium and SkyView Media Group, Inc. investments.

5. OTHER INCOME

	For the year ended December 31		
	2001	2000	1999
Gains on disposal of investments[(a)]	3,798	0	547
Gains on reduction of ownership in subsidiaries and joint ventures[(b)]	265	0	4,242
Losses on write-down of investments	0	0	52
Equity in net losses of significantly influenced companies	(19)	21	0
Other	(29)	76	131
	4,015	97	4,972

(a) BCE recorded a gain of approximately $3.7 billion in 2001, relating to the settlement of short-term forward contracts on approximately 47.9 million Nortel Networks Corporation (Nortel Networks) common shares as well as the sale of an equivalent number of Nortel Networks common shares. These transactions resulted in total proceeds of approximately $4.4 billion. In 1999, BCE recorded a gain of $309 million and $89 million on the sale of Jones Intercable Inc. and Phone.Com Inc respectively for net cash proceeds of $763 million and $116 million respectively.

(b) Included in Other income (expense) are gains on the reduction of ownership in subsidiaries and joint ventures in the amount of $265 million in 2001, resulting primarily from the issuance of shares to third parties relating to business acquisitions and public offerings by CGI, Aliant, and BCE Emergis (Note 3). In connection with the sale of a 20% interest in Bell Canada to SBC in 1999, BCE recognized a gain of $4.2 billion on the reduction of its ownership in Bell Canada from 100% to 80%.

6. INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates of 40.1% in 2001 (41.9% and 42.3% in 2000 and 1999 respectively) with the reported income taxes is as follows:

	For the year ended December 31		
	2001	2000	1999
Income taxes computed at statutory rates	2,206	1,072	2,806
Gains on reduction of ownership in subsidiaries and joint ventures	(144)	(2)	(1,794)
Losses not tax effected	23	15	40
Equity in net losses of significantly influenced companies	4	(40)	(22)
Gains and losses on disposal of investments	(766)	(210)	(91)
Difference between Canadian statutory rates and those applicable to foreign subsidiaries	12	222	(2)
Large corporations tax	33	17	13
Reduction in Canadian statutory rate	48	48	0
Goodwill amortization	297	208	24
Other	46	8	(10)
Total income tax expense	1,759	1,338	964

Significant components of the provision for income taxes attributable to continuing operations are as follows:

	For the year ended December 31		
	2001	2000	1999
Current income taxes	1,590	1,390	1,056
Future income taxes			(92)
Change in temporary differences	(223)	118	
Recognition of loss carryforwards	333	(229)	
Tax rate changes	59	59	
Total income tax expense	1,759	1,338	964

The tax effects of temporary differences that gave rise to future tax assets and liabilities from continuing operations are as follows:

	At December 31	
	2001	2000
Non-capital loss carryforwards	813	838
Capital losses carryforward	32	126
Capital assets	62	187
Employee benefit plans	(275)	(378)
Investment tax credits	(63)	(31)
Currency translation adjustments	(5)	13
Difference in accounting and tax basis for investments	71	10
Other	(429)	(292)
Total future income taxes	206	473
Future income taxes are comprised of:		
Future income tax asset — current portion	99	50
Future income tax asset — long-term portion	1,031	1,138
Future income tax liability — long-term	(924)	(715)
Total future income taxes	206	473

At December 31, 2001, the Corporation has non-capital tax loss carryforwards amounting to approximately $3,316 million, expiring at various dates, as well as approximately $1,376 million that can be carried forward indefinitely relating to BCI's operations in Brazil. In addition, the Corporation has net capital losses amounting to approximately $169 million that can be carried forward indefinitely. For financial reporting purposes, a future tax asset of $845 million has been recognized with respect to these loss carryforwards.

7. DISCONTINUED OPERATIONS

	For the year ended December 31		
	2001	2000	1999
Telegloble[a]	(2,810)	(359)	0
BCI[b]	(247)	116	(473)
Nortel Networks[c]	0	4,055	390
Net earnings (loss) from discontinued operations	(3,057)	3,812	(83)

(a) Teleglobe principally provides a range of international and domestic communication services. Until the second quarter of 2002, Teleglobe also provided, through its investment in Excel Communications group (Excel), retail telecommunications services such as long distance, paging and Internet services to residential and business customers in North America and the U.K. Refer to Note 21 (Subsequent events) for a description of the significant developments relating to Teleglobe. The results of operations of Teleglobe include an impairment charge of $2,049 million recorded in the first quarter of 2001 after completion of an assessment of the carrying value of Teleglobe's investment in Excel.

(b) BCI develops and operates advanced communications companies in markets outside Canada, with a focus on Latin America. Effective January 1, 2002, BCE adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as *discontinued operations. Refer to Note 21 (Subsequent events) for a description of the significant developments relating to BCI.*

(c) In 2000, discontinued operations include BCE's share of Nortel Networks' net earnings applicable to common shares, as well as gains on the reduction of BCE's ownership in Nortel Networks. The results of operations of Nortel Networks include a $4.2 billion dilution gain on the reduction of BCE's ownership interest in Nortel Networks in 2000. BCE distributed an approximate 35% interest in Nortel Networks to BCE common shareholders. BCE common shareholders received, for each common share of BCE held, approximately 1.57 post-split common shares of Nortel Networks. Consequently, BCE's results prior to May 2000 reflect its 35% interest in Nortel Networks as a discontinued operation. This transaction was recorded as a distribution (dividend) to shareholders at the pro-rata carrying value of BCE's approximate 37% interest in Nortel Networks prior to the distribution. This resulted in a decrease in the Investment in Nortel Networks of $10 billion, a decrease in Retained earnings of $10.1 billion (including transaction costs of $70 million), and an increase in Currency translation adjustment of $150 million. BCE's remaining interest in Nortel Networks is now being recorded as an investment at cost.

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

	At December 31	
	2001	2000
Current assets	1,957	2,674
Non-current assets	16,576	14,966
Current liabilities	(5,855)	(4,530)
Non-current liabilities	(5,250)	(4,708)
Net assets of discontinued operations	7,428	8,402

The summarized statements of operations for the discontinued operations are as follows:

	For the year ended December 31		
	2001	2000	1999
Revenue	3,695	1,426	807
Operating earnings (loss) from discontinued operations, net of tax	(3,198)	2,792	(252)
Gain on discontinued operations, net of tax	416	1,076	0
Non-controlling interest	(275)	(56)	169
Net earnings (loss) from discontinued operations	(3,057)	3,812	(83)

8. EARNINGS PER SHARE DISCLOSURES

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations for *earnings from continuing operations:*

	For the year ended December 31		
	2001	2000	1999
Earnings from continuing operations ***(numerator)*** ($ millions)			
Earnings from continuing operations	3,571	973	5,479
Dividends on preferred shares	(64)	(79)	(93)
Earnings from continuing operations — basic	3,507	894	5,386
Exercise of put options by CGI shareholders	2	(19)	(16)
Dividends on convertible series P Preferred Shares	0	0	26
Earnings from continuing operations — diluted	3,509	875	5,396
Weighted average number of common shares outstanding ***(denominator)*** (millions)			
Weighted average number of common shares outstanding — basic	807.9	670.0	642.8
Exercise of stock options	4.4	2.3	1.5
Exercise of put options by CGI shareholders	5.6	3.8	8.2
Conversion of series P Preferred Shares	0.0	0.0	7.6
Weighted average number of common shares outstanding — diluted	817.9	676.1	660.1

9. INVESTMENTS

	At December 31	
	2001	2000
Investments at equity[(a)]	521	425
Investments at cost[(b)]	585	1,223
	1,106	1,648

(a) The goodwill implicit in Investments at equity amounted to $171 million at December 31, 2001 ($181 million in 2000).

(b) Included in Investments at cost is BCE's interest in Nortel Networks, consisting of approximately 13 million shares at December 31, 2001 ($152 million), and 60 million shares at December 31, 2000 ($721 million).

10. CAPITAL ASSETS

	At December 31			
	2001		2000	
	Cost	Net book value	Cost	Net book value
Plant	35,477	14,012	32,490	12,180
Machinery and equipment	8,760	3,820	8,861	4,675
Buildings	2,884	1,561	2,954	1,762
Licenses	1,671	1,323	745	635
Plant under construction	4,475	4,475	2,862	2,862
Land	124	124	128	128
Other	977	546	296	59
	54,368	25,861	48,336	22,301

Amortization of capital assets amounted to $3,331 million in 2001 ($3,084 million in 2000; $2,725 million in 1999). Total interest cost amounting to $71 million in 2001 ($21 million in 2000; nil in 1999) was capitalized as capital assets.

BCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. SUPPLEMENTARY INFORMATION

	At December 31	
	2001	2000
Other long-term assets[(a)]		
Accrued benefit asset (Note 18)	1,838	1,826
Long-term notes and other receivables	253	197
Other	1,272	1,033
	3,363	3,056
Debt due within one year[(b)]		
Bank advances and notes payable	3,587	5,313
Long-term debt due within one year (Note 12)	1,676	571
	5,263	5,884
Other long-term liabilities		
Accrued benefit liability (Note 18)	1,067	987
CRTC benefits packages	225	230
BCE Inc. Series P retractable preferred shares[(c)]	400	400
BCI deferred gain on transfer of assets to Telecom Americas (Note 3)	486	527
Other	1,951	1,741
	4,129	3,885

(a) Amortization of deferred charges amounted to $62 million in 2001 ($118 million in 2000; $208 million in 1999).

(b) Debt due within one year is expected to either be repaid by internally generated funds or refinanced by the issuance of debt.

(c) At December 31, 2001, 16 million shares were outstanding, carrying an annual dividend rate of $1.60 per share. The shares may be redeemed, at the holder's option, on a quarterly basis on or after July 15, 2002, at a price of $25 per share. The Corporation may, at any time, elect to create a further series of preferred shares into which the Series P shares will be convertible on a share-for-share basis at the option of the holder.

BCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12. LONG-TERM DEBT

	At December 31	
	2001	2000
Bell Canada		
Debentures and notes (weighted average interest rate of 7.5%), due in 2002 to 2054[a]	9,057	7,475
Subordinated debentures (weighted average interest rate of 8.2%), due in 2026 and 2031	275	275
Other[b]	567	505
Total — Bell Canada	9,899	8,255
Aliant		
Debentures, notes and bonds, 6.40% to 12.25%, due 2002 to 2025[c][d][e]	1,013	1,052
Acquisition facility, LIBOR + 3.75%, due in 2003[f]	318	271
Term debt, LIBOR + 3.75%, due in 2005[f]	199	225
Other	16	20
Total — Aliant	1,546	1,568
Bell Globemedia		
Revolving reducing term credit agreements[g]	325	534
Notes, 7.15%, due in 2009, and other	160	174
Total — Bell Globemedia	485	708
Teleglobe		
Debentures (US $994 million), 7.20% to 7.70%, due in 2009 to 2029[h]	1,583	1,491
Debentures, 8.00% to 8.85%, due in 2002 to 2026[i]	350	350
Other	69	159
Total — Teleglobe	2,002	2,000
BCI		
14.125% Senior deferred coupon bonds (2001 — US $116 million, 2000 — US $125 million) due in 2005	185	187
LIBOR + a variable margin (3.25% to 4.25%) Senior term loan (2001 — US $39 million, 2000 — US $73 million) due in varying semi-annual payments ending in 2002	62	109
14.0% Senior discount notes (2001 — US $77 million, 2000 — US $79 million) due in 2004	123	119
11.0% Senior unsecured notes, redeemable at the option of the issuer, repayable in 2004	160	160
Notes (2001 — US $247 million), LIBOR and 3.6%, due in 2004	393	0
Term equipment financing[j]	391	577
Other[k]	818	536
Total — BCI	2,132	1,688
Telesat — Notes, 7.40% to 10.75%, due in 2002 to 2008, and other	371	301
Total — Other	102	95
Total long-term debt	16,537	14,615
Less: Amount due within one year (Note 11)	(1,676)	(571)
Long-term debt	14,861	14,044

Bell Canada

(a) Debentures and notes include US $400 million maturing in 2006 and 2010 and 300 million Swiss francs, due 2003, swapped into U.S. dollar obligations. In addition, $625 million of long-term debt includes call options permitting early repayment of the principal amounts upon payment of certain premiums.

(b) Included in Other are obligations under capital leases of $66 million ($49 million in 2000), net of loans receivable of $335 million ($256 million in 2000). These obligations resulted from agreements entered into in 1999 and 2001, whereby Bell Canada sold and leased back telecommunication equipment for total aggregate proceeds of $399 million, a portion of which was invested in interest bearing loans receivable. These capital leases, net of loans receivable, were originally issued for US $39 million and have been swapped to Canadian dollar obligations.

12. LONG-TERM DEBT — (Continued)

Aliant

(c) All Debentures are issued in series and are redeemable at the option of Aliant prior to maturity at the prices, times and conditions specified in each series. The Debentures are issued under a trust indenture and are unsecured.

(d) The Notes are a combination of both secured and unsecured issues. The unsecured notes have been issued under a trust indenture or under long-term floating rate facilities. Certain notes are secured by debentures containing a floating charge over certain assets.

(e) All Bonds are issued in series and are redeemable at the option of Aliant prior to maturity at the prices, times and conditions specified in each series. The Bonds are secured by a Deed of Trust and Mortgage and by supplemental deeds. These instruments contain a first fixed and specific mortgage, a pledge and charge upon all real and immovable property and equipment of Aliant Telecommunications Inc., and a floating charge on all other property of Aliant Telecommunications Inc., both present and future

(f) As collateral for the acquisition facility and term debt, Stratos Global Corporation has provided a first priority perfected security interest over all its assets.

Bell Globemedia

(g) CTV has entered into revolving reducing term credit agreements, expiring in 2002 and 2006, and has accordingly classified this bank indebtedness as long-term. These agreements are collateralized by assets of CTV and NetStar and require certain financial ratios to be met on a quarterly basis and impose certain covenants and maintenance tests and restrict the payment of dividends. Amounts borrowed under these facilities bear interest at prime to prime plus 0.5% to 1.75% dependent on specified financial ratios and the form of funds received. CTV has fixed interest rates through swap agreements on $130 million of bank indebtedness. As at December 31, 2001, the prime rate was 4%.

Teleglobe

(h) The 7.20% and 7.70% debentures issued on July 20, 1999 are unsecured and redeemable at any time by Teleglobe. They are fully and unconditionally guaranteed by Teleglobe Holdings (U.S.) Corporation. They were issued under a trust indenture providing for the creation of a debenture in the principal amount of US $1 billion. On August 18, 1999, the trust indenture for both debentures was modified to procure for holders of the 7.20% debentures the option to sell the debentures back to Teleglobe at par on July 20, 2005, and for holders of the 7.70% debentures, the option to sell the debentures back to Teleglobe at par on July 20, 2011.

(i) The 8.85%, 8.35% and 8.00% debentures issued in 1992, 1993 and 1996, respectively, are unsecured and redeemable at any time by Teleglobe. They were each issued under a trust indenture providing for the creation of a debenture in the principal amount of $350 million. They are fully and unconditionally guaranteed by Teleglobe Holdings (U.S.) Corporation.

BCI

(j) Term equipment financing at LIBOR plus 2.5% to 10% due at different dates no later than 2005. As at December 31, 2001, the one-month LIBOR rate was 1.87%.

(k) Other consists mainly of bank loans and other financing at various rates due at different dates no later than 2009.

Long-term debt maturities

Long-term debt maturities are summarized below:

	2002	2003	2004	2005	2006	Thereafter	Total
Bell Canada	858	1,498	298	812	546	5,887	9,899
Aliant	85	330	197	251	1	682	1,546
Bell Globemedia	—	140	—	—	195	150	485
Teleglobe Inc.	143	140	16	967	8	728	2,002
BCI	482	318	678	298	111	245	2,132
Telesat	78	3	3	3	153	131	371
Other	30	26	13	16	—	17	102
Total	1,676	2,455	1,205	2,347	1,014	7,840	16,537

The commercial paper programs of BCE Inc., Bell Canada and Aliant (excluding BCE Inc.'s and Bell Canada's extendable Class E Notes) are supported by lines of credit, extended by several banks, totalling $2 billion at December 31, 2001, under which a total of approximately $275 million in commercial paper was outstanding. In addition, Bell Canada had approximately $130 million of Class E Notes outstanding (nil at BCE Inc.). Under their commercial paper programs, BCE Inc. and Bell Canada may issue Class E Notes that are not supported by any committed lines of credit but are instead extendable, at BCE Inc.'s and Bell Canada's option, in certain circumstances. The maximum principal amount of Class E Notes outstanding at any one time may not exceed $360 million in the case of BCE Inc. and $400 million in the case of Bell Canada.

13. FINANCIAL INSTRUMENTS

Risk management

BCE periodically uses various derivative instruments to manage its foreign currency and interest rate positions and to diversify its access to capital markets. The derivative instruments entered into by BCE include interest rate swaps, interest rate caps, cross currency swaps, forward contracts, forward rate agreements and foreign currency denominated options. The primary derivative financial instruments outstanding at December 31, 2001 are interest rate swaps used to hedge dividends on preferred shares, currency forward contracts relating mainly to a net investment in a foreign subsidiary and forward contracts on BCE shares to hedge the fair value exposures related to the stock compensation payments.

Credit risk

BCE is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments, but does not anticipate non-performance by any of the counterparties. BCE deals only with highly rated financial institutions and monitors the credit risk and credit standing of counterparties on a regular basis. BCE manages its exposure to ensure that there is no substantial concentration of credit risk resulting from derivative contracts with any particular counter party. In addition, BCE is exposed to credit risk from customers. However, BCE's businesses have a large number of diverse customers that minimizes the concentration of this risk.

Currency exposures

At December 31, 2001, principal amounts to be received under currency contracts include SF 300 million, US $179 million and $806 million, whereas principal amounts owed under cross currency contracts include US $730 million and $274 million. These derivatives are mainly used to hedge foreign denominated debt as well as a net foreign investment in a subsidiary. They are carried at fair value, in the same manner as the currency component of the financial instruments being hedged. Of the $16.5 billion of total long-term debt, $4.2 billion is exposed to fluctuations in foreign exchange rates.

Interest rate exposures

Long-term debt is issued mainly at fixed interest rates and notes payable are issued at market rates for commercial paper. Of the $16.5 billion of total long-term debt and $1.3 billion of preferred shares, $2.4 billion and $200 million, respectively, are exposed to fluctuations in interest rates.

Fair value

Fair values approximate amounts at which financial instruments could be exchanged between willing parties, based on current markets for instruments of the same risk, principal and remaining maturities. Fair values are based on estimates using present value and other valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates, which reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments have not been reflected in the fair values. Therefore, due to the use of subjective judgement and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

The carrying value of all financial instruments approximates fair value with the following exceptions:

	At December 31			
	2001		2000	
	Carrying value	Fair value	Carrying value	Fair value
Investment in Nortel Networks[a]	167	154	721	2,907
Long-term debt due within one year	1,676	1,669	571	572
Long-term debt	14,861	15,652	14,044	14,707
Derivative financial instruments, net assets (liability) position:				
Forward contracts — Nortel Networks shares[a]	0	0	0	2,005
Forward contracts — BCE Inc. shares	(24)	(31)	10	19
Currency contracts[b]	(50)	(53)	58	62
Interest rate swaps[c]	0	75	0	31

(a) During the second and fourth quarters of 2000, BCE entered into forward contracts, for up to one year, with several financial institutions to hedge its exposure to fluctuations in the market price of Nortel Networks common shares in relation to the monetization of such shares. As a result of these contracts, approximately 47.9 million of BCE's 60 million Nortel Networks common shares were hedged at an average price of approximately $90 per share. In the first quarter of 2001, BCE settled the short-term forward contracts on approximately 47.9 million Nortel Networks common shares and sold an equivalent number of Nortel Networks common shares. An additional six million of BCE's approximate 13 million Nortel Networks common shares have been designated as a hedge of BCE's exposure to outstanding rights to SCPs (Note 17).

(b) Currency contracts include cross currency interest rate swaps and foreign currency forward contracts. Amounts receivable or payable under currency contracts are included in current assets, deferred charges or liabilities, as appropriate. Net losses of $50 million relating to

13. FINANCIAL INSTRUMENTS — (Continued)

foreign currency contracts hedging a self-sustaining investment were included in the currency translation adjustment account in 2001. Certain cross currency interest rate swaps are economic hedges, but are not accorded hedge accounting treatment and are carried at fair value.

(c) These derivatives are mainly used to hedge fixed rate preferred shares. As at December 31, 2001, the interest rate swaps had a notional value of $1,055 million and mature in 2007.

Sale of accounts receivable

Under an agreement effective October 14, 1997, Bell Canada sold accounts receivable for aggregate cash proceeds of $650 million. On December 12, 2001, this agreement was terminated and replaced by a new agreement dated December 12, 2001, whereupon Bell Canada sold a co-ownership interest in a pool of present and future eligible accounts receivable to a securitization trust that issued securities to investors for aggregate cash proceeds of $875 million. As at December 31, 2001, Bell Canada is carrying a retained interest in the transferred accounts receivable of $76 million. Bell Canada estimates the fair value of the retained interests and calculates the loss on sale using a present value of estimated cash flows model.

Under an agreement effective December 13, 2001, Aliant sold accounts receivable to a securitization trust for aggregate cash proceeds of $150 million. Pursuant to the agreement the Company transferred $177 million of accounts receivable to the trust. The excess of amounts transferred over the $150 million sold represents the Company's retained interest and the amount of overcollateralization in the receivables transferred.

Pursuant to these agreements, Bell Canada and Aliant continue to service the accounts receivable and their interest in collections of these accounts receivable in subordinated to the purchaser's interest. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables under securitization and have provided various credit enhancements in the form of overcollateralization and subordination of its retained interests. The purchasers will re-invest the funds from collections in the purchase of additional interests in Bell Canada and Aliant accounts receivable until the expiration of the agreements on December 12, 2006 and December 13, 2006, respectively. The purchasers and its investors have no recourse to Bell Canada's and Aliant's other assets for failure of the debtors to pay when due.

In 2001, Bell Canada and Aliant recognized pre-tax losses of $4 million and $388,000, respectively on these securitization transactions. The key assumptions underlying these transactions are:

	Bell Canada	Aliant
Cost of funds	2.5%	2.3%
Weighted average life in days	39	48
Average credit loss ratio	0.8%	0.9%
Servicing fee liability	2%	2%

The sensitivity of the current fair value of the retained interests or residual cash flows to an immediate 10 percent and 20 percent adverse change in each of the above assumptions in each case is less than $500,000.

Guarantees

At December 31, 2001, BCE had outstanding guarantees of $333 million representing financial, bid, performance and advance payment guarantees issued in the normal course of business.

14. NON-CONTROLLING INTEREST

	At December 31	
	2001	2000
Non-controlling interest in subsidiaries:		
Bell Canada	832	601
Aliant	722	712
Bell Globemedia	1,225	91
Teleglobe	187	207
BCE Emergis	280	366
BCI	42	62
Other	30	0
	3,318	2,039
Preferred shares, equity-settled notes and convertible debentures issued by subsidiaries:		
Bell Canada	1,474	1,065
Aliant	172	0
Teleglobe	0	130
BCI	611	426
Other	50	50
	2,307	1,671
Total non-controlling interest	5,625	3,710

15. PREFERRED SHARES

Authorized

The articles of incorporation of the Corporation provide for an unlimited number of First Preferred Shares and Second Preferred Shares. The articles authorize the Directors to issue such shares in one or more series and to fix the number of shares of each series, and the conditions attaching to them.

Authorized and outstanding

The following table provides a summary of the principal terms and conditions relating to the Corporation's authorized and outstanding series of First Preferred Shares. The detailed terms and conditions of such shares are set forth in the Corporation's articles of incorporation. All series outstanding at December 31, 2001, were non-voting except under certain circumstances when the holders were entitled to one vote per share. All series outstanding at December 31, 2001, other than Series P shares (Note 11), were convertible at the holder's option into another series of First Preferred Shares. At December 31, 2001, no Second Preferred Shares were outstanding.

						Authorized	Stated Capital	
							At December 31	
Series	Annual dividend rate	Convertible into	Conversion date	Redemption date	Redemption price	Number of shares	2001	2000
Q [(a)(b)]		Series R	December 1, 2010	December 1, 2005	$25.50	8,000,000	0	0
R [(a)(c)]	$1.5435	Series Q	December 1, 2005	December 1, 2005	$25.00	8,000,000	200	200
S [(c)(d)]	floating	Series T	November 1, 2006	At any time	$25.50	8,000,000	200	200
T [(b)]		Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	0	0
U [(c)(e)(f)]	$1.3850	Series V	March 1, 2007	March 1, 2007	$25.00	22,000,000	350	350
V [(b)]		Series U	March 1, 2012	March 1, 2012	$25.00	22,000,000	0	0
W [(c)(e)(f)]	$1.3625	Series X	September 1, 2007	September 1, 2007	$25.00	20,000,000	300	300
X [(b)]		Series W	September 1, 2012	September 1, 2012	$25.00	20,000,000	0	0
Y [(c)(e)(g)]	$1.1500	Series Z	December 1, 2002	December 1, 2002	$25.00	10,000,000	250	250
Z [(b)]		Series Y	December 1, 2007	December 1, 2007	$25.00	10,000,000	0	0
							1,300	1,300

(a) On December 1, 2000, the 8 million Series Q shares were converted into 8 million Series R shares. Holders of the Series R shares are entitled to fixed cumulative quarterly dividends. The Corporation may redeem the Series R shares on December 1, 2005 and on December 1 every fifth year thereafter for $25 per share.

(b) Authorized but not issued.

(c) Authorized and outstanding, except that only 14 million Series U shares and 12 million Series W shares are outstanding.

15. PREFERRED SHARES — (Continued)

(d) On November 1, 2001, the Series S shares were not converted into Series T shares. Accordingly, since that date, holders of the Series S shares are entitled to floating adjustable cumulative monthly dividends instead of fixed cumulative quarterly dividends. At any time, the Corporation may now redeem the Series S shares for $25.50 per share.

(e) Holders of Series U, W and Y shares will be entitled to floating adjustable cumulative monthly dividends starting on March 1, 2007, September 1, 2007 and December 1, 2002, respectively.

(f) The Corporation has entered into interest rate swap agreements until 2007 to effectively convert the Series U and W fixed dividends to floating rate dividends equal to the 90-day Bankers' Acceptance Rate less 0.675% and 0.594%, respectively. The Corporation may redeem the Series U and Series W shares on and after March 1, 2007 and September 1, 2007, respectively. However, if these series are listed on The Toronto Stock Exchange, the redemption price after these dates shall be $25.50 per share.

(g) The Corporation may redeem the Series Y shares at any time after December 1, 2002 for $25.50 per share.

16. COMMON SHARES AND CLASS B SHARES

Authorized

The articles of incorporation of the Corporation provide for an unlimited number of common shares and Class B Shares. The common shares and the Class B Shares rank equally with respect to the payment of dividends and upon liquidation, dissolution or winding-up of the Corporation. The Class B Shares are non-voting.

Authorized and issued

The following table provides information concerning the outstanding common shares of the Corporation.

	For the year ended December 31			
	2001		2000	
	Number of shares	Stated capital	Number of shares	Stated capital
Outstanding, beginning of year	809,861,531	13,833	643,804,984	6,789
Shares issued				
Exchange for Teleglobe Inc. common shares (Note 3)	0	0	173,889,782	7,164
Exercise of stock options (Note 17)	3,178,980	71	1,316,467	36
Shares purchased for cancellation[a]	(4,526,300)	(77)	(9,149,702)	(156)
Outstanding, end of year	808,514,211	13,827	809,861,531	13,833

As at December 31, 2001 and 2000, no Class B Shares were outstanding.

(a) In 2001, the Corporation purchased and cancelled 4.5 million of its common shares for an aggregate price of $191 million (9.1 million for $384 million in 2000).

17. STOCK-BASED COMPENSATION PLANS

Employees' Savings plans (ESP)

The ESPs enable employees of the Corporation and its participating subsidiaries to acquire BCE Inc. common shares through regular payroll deductions plus employer contributions, if applicable. Under the terms of the ESPs, employees can choose each year to have up to a certain percentage of their annual earnings as determined by each participating company (10% in the case of Bell Canada) withheld to purchase the Corporation's common shares. The employer contributes up to a certain maximum percentage of the employee's annual earnings that, in the case of Bell Canada, is 2%. The purpose of the ESP is to encourage employees to own shares of the Corporation. Participation at December 31, 2001, was 38,278 employees (36,563 employees in 2000). Common shares of the Corporation are purchased by the ESP trustee on behalf of the participants on the open market, by private purchase or from BCE Inc., as determined from time to time by BCE Inc. The total number of common shares purchased on behalf of employees was 4,953,410 during 2001 (3,518,159 in 2000). Compensation expense related to ESP amounted to $42 million ($37 million in 2000; $33 million in 1999). At December 31, 2001, 8,542,289 common shares were reserved for issuance under the ESP.

BCE Inc. Stock options

Under the Long-Term Incentive Stock Option Programs (Programs) of the Corporation, options may be granted to directors, officers and other key employees of the Corporation and of its subsidiaries to purchase common shares of the Corporation generally at a subscription price of 100% of market value on the last trading day prior to the effective date of the grant. At December 31, 2001, a total of 37,043,697 common shares remained authorized for issuance under the Programs. The options are exercisable during a period not to exceed ten years and are generally not exercisable during the first 12 months after the date of the grant. The right to exercise all the options generally accrues over a period of four years of continuous employment or directorship except when a special vesting period is granted. However, if there is a change of

BCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17. STOCK-BASED COMPENSATION PLANS — (Continued)

control of the Corporation, the options may, if an optionee's employment or directorship is terminated under certain circumstances, become immediately exercisable. Furthermore, with respect to optionees employed by certain subsidiaries of the Corporation, the same result may also occur if the Corporation ceases, under certain circumstances, to hold a specific percentage ownership interest (as set forth in the Programs) in these subsidiaries.

As a result of the distribution of Nortel Networks common shares in May 2000 (Note 7), each of the then outstanding BCE Inc. stock options was cancelled and replaced by a new stock option giving the right to acquire one BCE Inc. common share and, in addition, by a new stock option giving the right to acquire approximately 1.57 post-split common shares of Nortel Networks (Nortel options) with exercise prices established so as to maintain the economic position of the holder. In order to ensure that the exercise of the Nortel options would not result in a dilution to Nortel Networks shareholders, the aggregate number of BCE Inc. common shares issuable pursuant to options granted under the Programs immediately prior to the effective time of the distribution was factored into the computation of the number of Nortel Networks common shares per BCE Inc. common share held to be distributed. Accordingly, the exercise price paid to Nortel Networks on the exercise of the Nortel options is remitted to BCE Inc. shortly after the time of exercise, with the amount being credited to Retained earnings. In addition, BCE Inc. also has the right to exercise all Nortel options that expire unexercised or are forfeited and hold the shares as an investment at cost.

The following table summarizes the status of the BCE Inc.'s Stock Option Programs:

	For the year ended December 31					
	2001		2000		1999	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, beginning of year	9,114,695	$27	5,767,012	$56	2,820,295	$40
Granted	11,629,250	$41	4,812,218	$39	3,645,109	$66
Exercised	(335,669)	$11	(986,244)	$33	(355,216)	$32
Expired	(1,880,900)	$37	(478,291)	$42	(343,176)	$59
Outstanding, end of year	18,527,376	$35	9,114,695	$27	5,767,012	$56
Exercisable, end of year	2,300,387	$25	1,057,731	$11	1,361,937	$35

The weighted average exercise price has been adjusted to reflect the distribution of the Nortel Networks common shares in May 2000.

The following table summarizes information about the BCE Inc.'s Stock Option Programs at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average exercise price
Below $20	3,830,771	7 years	$15	1,271,602	$12
$20 — $30	—	—	$ 0	—	$ 0
$30 — $40	2,776,717	9 years	$36	218,990	$35
Over $40	11,919,888	9 years	$41	809,795	$41
	18,527,376		$35	2,300,387	$25

Special Compensation Payments (SCPs)

Prior to 2000, simultaneously with the grant of an option, officers and key employees of the Corporation and its subsidiaries may have been granted by their employer, from time to time, accompanying rights to SCPs. As a result of the distribution of Nortel Networks common shares (Note 7), the then outstanding options were divided into options to acquire BCE Inc. common shares and Nortel Networks common shares, and the related SCPs were appropriately adjusted. As a result, SCP right holders now have, for each SCP right held prior to the distribution, SCP rights related to the increase in price of both the BCE Inc. and Nortel Networks common shares over the exercise prices of the related options. The amount of any SCPs is equal to the increase in market value of the number of the BCE Inc. and Nortel Networks shares covered by the SCPs (which may not exceed the number of shares covered by the option to which it is related) from the date of grant of the SCPs to the date of exercise of the option to which the SCPs is related. To manage SCP expense, BCE has entered into forward contracts to hedge its exposure to outstanding SCP rights related to options over BCE Inc. common shares and has designated approximately six million Nortel Networks common shares as a hedge of BCE's exposure to outstanding SCP rights related to the options over the Nortel Networks common shares. At December 31, 2001, 3,479,102 SCPs (4,080,111 at December 31, 2000) relating to BCE Inc. common shares and 3,301,891 SCPs (3,698,215 at December 31, 2000) relating to Nortel Networks common shares covering the same number of shares as the options to which they are related were outstanding. The payment of SCPs remains the responsibility of the employer. In 2001, compensation expense related to SCPs amounted to $64 million ($82 million in 2000; $193 million in 1999).

17. STOCK-BASED COMPENSATION PLANS — (Continued)

Teleglobe Stock Options

As a result of the acquisition of Teleglobe on November 1, 2000 (Note 3), Teleglobe stock options continue to be exercisable in accordance with their original terms and conditions, with the exception that stock options holders will receive, upon exercise of their options, 0.91 of a BCE Inc. common share for each Teleglobe stock option held. The outstanding Teleglobe stock options have a vesting period of three to four years, and will expire seven to ten years from the date of grant.

The following table summarizes the status of Teleglobe's Stock Option Programs at, and changes from November 1, 2000 to December 31, 2000 and from January 1, 2001 to December 31, 2001:

	For the period ended December 31			
	2001		2000	
	Number of BCE Inc. shares	Weighted average exercise price	Number of BCE Inc. shares	Weighted average exercise price
Outstanding, January 1, 2001 and November 1, 2000	18,934,537	$36	20,106,612	$37
Exercised	(2,911,216)	$24	(330,223)	$13
Expired	(5,818,355)	$44	(841,852)	$38
Outstanding, December 31	10,204,966	$39	18,934,537	$36
Exercisable, December 31	6,073,732	$38	8,035,329	$33

The following table summarizes information about Teleglobe Inc.'s Stock Option Programs at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average exercise price
Below $20	584,943	4 years	$12	584,943	$12
$20 — $30	427,252	4 years	$25	423,597	$25
$30 — $40	4,804,898	8 years	$38	1,868,059	$38
Over $40	4,387,873	5 years	$45	3,197,133	$45
	10,204,966		$39	6,073,732	$38

18. EMPLOYEE BENEFIT PLANS

BCE and certain of its significant subsidiaries maintain defined benefit plans that provide for pension, other retirement and post-employment benefits for substantially all their employees based on length of service and rate of pay. BCE's funding policy is to make contributions to its pension funds based on various actuarial cost methods as permitted by pension regulatory bodies. The companies are responsible to adequately fund the plans. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities, government and corporate bonds, debentures and secured mortgages.

The following disclosures for 2001 and 2000 reflect the accounting recommendations by the CICA under Handbook Section 3461 effective January 1, 2002 for employee benefit plans. As permitted by the CICA, 1999 amounts have not been restated. Accordingly, the 1999 amounts and disclosures reflect the former recommendations of the CICA.

18. EMPLOYEE BENEFIT PLANS — (Continued)

The changes in the benefit obligations and in the fair value of assets and the funded status of the defined benefit plans were as follows:

	Pension benefits		Other benefits	
	2001	**2000**	**2001**	**2000**
Projected benefit obligation, beginning of year	10,497	8,956	1,637	1,437
Current service cost	212	191	31	30
Interest cost	732	696	116	112
Actuarial gains (losses)	799	0	(100)	0
Estimated benefits payments	(794)	(691)	(74)	(60)
Employee contributions	6	3	0	0
Business combinations	0	1,366	0	122
Special termination costs	266	0	0	0
Divestitures and other	19	(24)	(3)	(4)
Projected benefit obligation, end of year	11,737	10,497	1,607	1,637
Fair value of plan assets, beginning of year	14,254	12,000	361	333
Return on plan assets	1,012	1,082	28	29
Actuarial gains (losses)	(597)	264	(3)	0
Estimated benefits payments	(794)	(691)	(74)	(60)
Employer contribution	17	6	73	59
Employee contribution	6	3	0	0
Business combinations	65	1,614	0	4
Divestitures	(41)	(24)	0	(4)
Fair value of plan assets, end of year	13,922	14,254	385	361
Funded status	2,185	3,757	(1,222)	(1,276)
Unamortized net actuarial gain	(18)	(1,488)	(286)	(198)
Unamortized past service costs	52	15	1	0
Unamortized transitional (asset) obligation	(259)	(402)	440	487
Valuation allowance	(122)	(56)	0	0
Accrued benefit asset (liability), end of year (Note 11)	1,838	1,826	(1,067)	(987)

At December 31, 2001, approximately 1% of the plan assets are held in BCE Inc. common shares.

The significant weighted-average assumptions adopted in measuring BCE's pension and other benefit obligations were:

	Pension benefits		Other benefits	
At December 31	**2001**	**2000**	**2001**	**2000**
Discount rate	6.5%	7.0%	6.5%	7.0%
Expected long-term return on plan assets	8.8%	8.5%	8.8%	8.5%
Rate of compensation increase	3.5%	3.9%	3.5%	3.9%

For measurement purposes, a 4.5% annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) was assumed for 2001 except for the cost of medication that was assumed to increase at a 10.5% annual rate for 2001 and gradually decline to 4.5% by 2005 and remain at that level thereafter.

The net benefit plans expense (credit) for the years ended December 31, 2001 and 2000 included the following components:

	Pension benefits		Other benefits	
For the year ended December 31	**2001**	**2000**	**2001**	**2000**
Current service cost	212	191	31	30
Interest cost	732	696	116	109
Expected return on plan assets	(1,198)	(1,104)	(28)	(28)
Amortization of past service costs	12	3	0	0
Amortization of net actuarial gain	(4)	(7)	(6)	(5)
Amortization of transitional (asset) obligation	(60)	(64)	40	40
Increase in valuation allowance	102	30	0	0
Other	(71)		1	
Net benefit plans (credit) expense	(275)	(255)	154	146

18. EMPLOYEE BENEFIT PLANS — (Continued)

The net benefit plans credit for the year ended December 31, 1999 included the following components:

	1999
Service cost-benefits earned	156
Interest cost	606
Expected return on plan assets	(837)
Net amortization and other	(122)
Net benefits plans credit	(197)

19. COMMITMENTS AND CONTINGENCIES

Commitments

At December 31, 2001, the future minimum lease payments under capital leases were $301 million. At December 31, 2001, the future minimum lease payments under operating leases with initial non-cancellable lease terms in excess of one year were $414 million in 2002, $362 million in 2003, $340 million in 2004, $381 million in 2005, $276 million in 2006 and $1,835 million thereafter. Rental expense applicable to operating leases in 2001 amounted to $700 million ($410 million in 2000).

Agreement between BCE and SBC

In connection with the sale of a 20% interest in Bell Canada to SBC in 1999, BCE and SBC entered into a unanimous shareholders' agreement, which includes, among other conditions, the option by SBC to sell all of its shares in BCH (the holding company of Bell Canada) to BCE, at any time from July 1, 2002 until December 31, 2002, and at any time from July 1, 2004 until December 31, 2004, at the fair market value of the shares multiplied by 1.25. BCE also has the option, during the same periods of time, to purchase SBC's shares at the fair market value of the shares multiplied by 1.25. BCE has the right to issue as consideration, in full or in part, two-year interest-bearing notes. Refer to Note 21 (Subsequent events) for a description of the agreement entered into by BCE and SBC, pursuant to which BCE will acquire all of the shares of BCH held by SBC.

Agreement between BCE and CGI

BCE entered into an agreement on July 1, 1998 with CGI's three largest individual shareholders (the Shareholders) providing for certain put and call options, as well as rights of first refusal, on the shares of CGI held by the Shareholders. The agreement gives the Shareholders the right to gradually sell (put options) their shares to BCE through January 5, 2004 and, thereafter for a period of two years, the right to BCE to buy (call options) these shares to the extent not already acquired by BCE. The price per share payable on any exercise of the put or call options will be, in all cases, 115% of the market price for CGI shares on the exercise date payable in common shares of BCE. These options, if fully exercised, will increase BCE's equity ownership and voting interest in CGI to approximately 41%.

Shared services agreement

Effective June 22, 2001, Bell Canada entered into a ten-year service contract with a special purpose entity. This service contract will allow Bell Canada to reduce systems and administrative costs over time through the rationalization and enhancements of certain systems and the optimization of certain processes. Bell Canada's commitments are approximately $150 million over the first three years of the agreement. In 2004, Bell Canada may either exercise an option to buy the special purpose entity, or maintain the service contract and therefore commit itself to an additional minimum of $420 million in service fees to the special purpose entity.

Litigation

In the normal course of operations, BCE becomes involved in various claims and litigation. While the final outcome with respect to claims and litigation pending at December 31, 2001 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on BCE's consolidated financial position or results of operations.

20. RECONCILIATION OF EARNINGS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO UNITED STATES GAAP

The consolidated financial statements of BCE have been prepared in accordance with Canadian GAAP. The tables below present a reconciliation of the statement of operations and total shareholders' equity reported in accordance with Canadian GAAP to United States GAAP.

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2001		
	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP
	($ millions, except share amounts)		
Operating revenues	19,340	0	19,340
Operating expenses[(a)]	12,098	204	12,302
Amortization expense[(b)]	3,826	11	3,837
Net benefit plans credit[(c)]	(121)	(114)	(235)
Restructuring and other charges[(d)]	980	10	990
Total operating expenses	16,783	111	16,894
Operating income	2,557	(111)	2,446
Other income[(e)(l)]	4,015	(38)	3,977
Interest expense — long-term debt	952	0	952
— other debt	104	0	104
Total interest expense	1,056	0	1,056
Earnings from continuing operations before income taxes and non-controlling interest	5,516	(149)	5,367
Income taxes[(f)]	1,759	0	1,759
Non-controlling interest[(g)]	186	(19)	167
Earnings from continuing operations	3,571	(130)	3,441
Discontinued operations[(h)]	(3,057)	146	(2,911)
Net earnings	514	16	530
Dividends on preferred shares	(64)	0	(64)
Net earnings applicable to common shares	450	16	466
Other comprehensive earnings (loss) items			
Change in currency translation adjustment			158
Change in unrealized gain on investments[(i)]			(168)
United States GAAP — Comprehensive earnings			456
Net earnings per common share — basic			
Continuing operations			4.18
Net earnings			0.58
Net earnings per common share — diluted			
Continuing operations			4.13
Net earnings			0.57
Dividends per common share			1.20
Average number of common shares outstanding (millions)			807.9
Adjusted net earnings[(n)]			
Net earnings, as reported			530
Amortization expense on goodwill and other intangible assets			918
Net earnings, adjusted			1,448
Adjusted net earnings per common share			
Basic			1.71
Diluted			1.70

	For the year ended December 31, 2000		
	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP
	($ millions, except share amounts)		
Operating revenues	16,668	0	16,668
Operating expenses[(a)]	9,953	161	10,114
Amortization expense[(b)]	3,352	31	3,383
Net benefit plans credit[(c)]	(109)	(84)	(193)
Restructuring and other charges	0	0	0
Total operating expenses	13,196	108	13,304
Operating income	3,472	(108)	3,364
Other income (expense)[(e)]	97	(9)	88
Interest expense — long-term debt	737	0	737
— other debt	198	0	198
Total interest expense	935	0	935
Earnings from continuing operations before income taxes and non-controlling interest	2,634	(117)	2,517
Income taxes[(f)]	1,338	(80)	1,258
Non-controlling interest[(g)]	323	(8)	315
Earnings from continuing operations	973	(29)	944
Discontinued operations[(h)]	3,812	(5,033)	(1,221)
Net earnings (loss)	4,785	(5,062)	(277)
Dividends on preferred shares	(79)	0	(79)
Net earnings (loss) applicable to common shares	4,706	(5,062)	(356)
Other comprehensive earnings items			
Change in currency translation adjustment			107
Change in unrealized gain on investments[(i)]			2,788
United States GAAP — Comprehensive earnings			2,539
Net earnings (loss) per common share — basic			
Continuing operations			1.29
Net earnings (loss)			(0.53)
Net earnings (loss) per common share — diluted			
Continuing operations			1.25
Net earnings (loss)			(0.55)
Dividends per common share			1.24
Average number of common shares outstanding (millions)			670.0
Adjusted net earnings (loss)[(n)]			
Net loss, as reported			(277)
Amortization expense on goodwill and other intangible assets			511
Net earnings, adjusted			234
Adjusted net earnings per common share			
Basic			0.23
Diluted			0.20

	For the year ended December 31, 1999		
	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP
	($ millions, except share amounts)		
Operating revenues	13,407	0	13,407
Operating expenses[a]	8,053	104	8,157
Amortization expense[b]	2,749	65	2,814
Net benefit plans credit[c]	(197)	148	(49)
Restructuring and other charges	377	0	377
Total operating expenses	10,982	317	11,299
Operating income	2,425	(317)	2,108
Other income[e][j]	4,972	269	5,241
Interest expense — long-term debt	692	0	692
— other debt	95	0	95
Total interest expense	787	0	787
Earnings from continuing operations before income taxes and non-controlling interest	6,610	(48)	6,562
Income taxes[f]	964	(313)	651
Non-controlling interest[g]	167	(38)	129
Earnings from continuing operations	5,479	303	5,782
Discontinued operations[h]	(83)	(213)	(296)
Net earnings	5,396	90	5,486
Dividends on preferred shares	(93)	0	(93)
Net earnings applicable to common shares	5,303	90	5,393
Other comprehensive earnings (loss) items			
Change in currency translation adjustment			(467)
Change in unrealized gain on investments[i]			8
United States GAAP — Comprehensive earnings			4,934
Net earnings per common share — basic			
Continuing operations			8.85
Net earnings			8.39
Net earnings per common share — diluted			
Continuing operations			8.63
Net earnings			8.19
Dividends per common share			1.36
Average number of common shares outstanding (millions)			642.8
Adjusted net earnings[n]			
Net earnings, as reported			5,486
Amortization expense on goodwill and other intangible assets			128
Net earnings, adjusted			5,614
Adjusted net earnings per common share			
Basic			8.59
Diluted			8.38

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE EARNINGS (LOSS)

	For the year ended December 31		
	2001	2000	1999
Change in currency translation adjustment	(20)	(178)	(285)
Change in unrealized gain on investments[i]	(10)	2,788	7
Accumulated Other Comprehensive earnings (loss)	(30)	2,610	(278)

RECONCILIATION OF TOTAL SHAREHOLDERS' EQUITY

	For the year ended December 31		
	2001	2000	1999
Canadian GAAP	16,799	17,279	17,786
Adjustments			
Pre-operating expenses and subscriber acquisition costs[a]	(523)	(312)	(148)
Purchase price adjustment[b]	(768)	(768)	0
Employee future benefits[c]	198	84	0
Gain on disposal of investments and on reduction of ownership in subsidiary companies[e]	163	179	179
Other	(1)	35	72
Tax effect of the above adjustments[f]	18	18	(61)
Non-controlling interest effect of the above adjustments[g]	21	2	(6)
Discontinued operations[h]	(342)	(425)	(358)
Change in unrealized gain on investments[i]	(10)	2,788	7
United States GAAP	15,555	18,880	17,471

(a) **Pre-operating expenses and subscriber acquisition costs**

Under Canadian GAAP, pre-operating expenses, if they meet certain criteria, and subscriber acquisition costs can be deferred and amortized. Under United States GAAP, these costs are expensed as incurred.

(b) **Goodwill**

Under Canadian GAAP, the aggregate purchase price on acquisitions is based on the market value price for a reasonable period before and after the date of acquisition. Under United States GAAP, the aggregate purchase price on acquisitions is based on the market price for a reasonable period before and after the date of the transaction's announcement. The difference in the purchase price under Canadian and United States GAAP creates a difference in the amount of purchase price allocated to goodwill.

(c) **Employee future benefits**

Under Canadian GAAP, prior to January 1, 2000, BCE recognized the costs of postretirement benefits other than pension costs and postemployment benefits, when paid. Effective January 1, 2000, BCE adopted the new accounting recommendations under Canadian GAAP which are now in all material respects consistent with United States GAAP, except for the recognition of certain unrealized gains.

(d) **Restructuring charges**

In assessing capital assets impairment under Canadian GAAP, estimated future net cash flows are not discounted in computing the net recoverable amount. Under US GAAP, the determination on whether or not the assets are impaired is made on a discounted basis.

(e) **Gain on disposal of investments and on reduction of ownership in subsidiary companies**

Under Canadian and United States GAAP, gains on disposal of investments and on reduction of ownership in subsidiary companies are calculated in a similar manner. However, Canadian and United States GAAP differences will cause the underlying carrying value of the investment to be different, and therefore, the resulting gain to be different.

(f) **Income taxes**

Under Canadian GAAP, prior to January 1, 2000, BCE accounted for income taxes under the deferral method, which focused on the income statement. Effective January 1, 2000, BCE adopted the new accounting recommendations under Canadian GAAP which are now in all material respects consistent with United States GAAP, with the exception that under Canadian GAAP, income tax rates of enacted or substantively enacted tax law can be used to calculate deferred income tax assets and liabilities while under US GAAP, only income tax rates of enacted law can be used. In 2001, income tax rates were enacted, and as a result, all previous Canadian and United States GAAP differences were reversed. Additionally, income tax adjustment includes the tax impact of the above US GAAP adjustments.

(g) **Non-controlling interest**

The non-controlling interest adjustment represents the non-controlling interest impact of the above US GAAP adjustments.

(h) **Discontinued operations**

Under United States GAAP, the gain on reduction of BCE's ownership in Nortel Networks in 2000 was credited directly to retained earnings as a result of BCE's spin-off the majority of its investment in Nortel Networks. In addition, other differences between Canadian and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.

(i) Change in unrealized gain on investments

Under United States GAAP, BCE's portfolio investments would be classified as ''available-for-sale'' and carried at fair value with any unrealized gains or losses included in other comprehensive earnings, net of tax.

(j) Gain on exchange of investments

On May 31, 1999, Bruncor, MT&T and NewTel combined their businesses to form Aliant. As a result, Bell Canada exchanged the ownership interest it had in Bruncor (45%), MT&T (34%) and NewTel (55%) for a 42% interest in Aliant. For United States GAAP purposes, the transaction represents, for Bell Canada, a series of non-monetary exchanges. Generally, exchanges of similar productive assets are accounted for at carrying value and no gain or loss is recognized. However, as a consolidated investment is not considered a productive asset, the exchange of Bell Canada's interest in NewTel was recorded at fair value.

(k) Accounting for stock-based compensation

Under U.S. GAAP, the Corporation has elected to continue to measure compensation cost related to awards of stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Corporation's common shares at the date of grant over the amount an employee must pay to acquire the common shares. In this instance, however, under Statement of Financial Accounting Standards (SFAS) No. 123, the Corporation is required to make pro forma disclosures of net earnings, basic and diluted earnings per share as if the fair value based method of accounting had been applied as outlined below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model.

	For the period ended December 31		
	2001	**2000**	**1999**
Pro forma earnings from continuing operations	3,381	918	5,768
Pro forma net earnings (loss)	470	(553)	5,181
Pro forma earnings (loss) per common share			
Continuing operations			
Basic	4.11	1.25	8.83
Diluted	4.06	1.21	8.61
Net earnings (loss)			
Basic	0.50	(0.94)	7.92
Diluted	0.50	(0.96)	7.72
Assumptions used in Black Scholes option pricing model for BCE stock options:			
Dividend yield	3.3%	2.8%	1.0%
Expected volatility	25%-37%	29%-37%	22%-27%
Risk-free interest rate	5.1%	6.3%	5.3%
Expected life	4.5	4.5	5.2
Weighted average fair value of options granted	$ 10	$ 13	$ 19
Assumptions used in Black Scholes option pricing model for Nortel Networks Corporation stock options:			
Dividend yield		0.1%	0.2%
Expected volatility		54%	56%
Risk-free interest rate		4.9%	6.2%
Expected life		4	4
Weighted average fair value of options granted		$ 41	$ 36

(l) Accounting for derivative instruments and hedging activities (FAS 133)

The Corporation adopted FAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FAS 138, on January 1, 2001. Under U.S. GAAP, all derivatives must be recorded on the balance sheet at fair value. As a result, on transition, other assets increased by $31 million and a pre-tax gain of $31 million was recorded. The forward contracts relating to the Nortel shares, previously recorded in other comprehensive income at their fair value of $2,005 million and the offsetting change in the value of the hedged Nortel shares were reclassified to earnings on transition, with no impact to net earnings. In addition, interest rate swaps no longer qualifying for hedge accounting under US GAAP are reported in net earnings, resulting in a $44 million gain representing the change in the fair value of these instruments over the year.

(m) Recent pronouncements

The Financial Accounting Standards Board (FASB) recently issued new Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test measured as at January 1, 2002 on its financial statements. In performing the transitional impairment test, BCE estimated the fair value of its reporting units based on the present value of expected future cash flows and compared such fair values to those implied by public company trading multiples. As a result, a transitional impairment loss of $7,268 million, arising from the transitional goodwill impairment test, was determined in the second quarter of 2002 and recorded as a cumulative effect of a change in accounting policy as of January 1, 2002, as required by the transitional provisions of the new FASB Standard No. 142, relating to impaired goodwill of reporting units within Teleglobe ($6,604 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The FASB recently issued new Standard No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which is effective for fiscal years beginning after December 15, 2001 and addresses how to account for and report impairments or disposals of long-lived assets. An impairment loss is to be recorded on long-lived assets being held or used when the carrying amount of the asset is not recoverable from its undiscounted cash flows. The impairment loss is equal to the difference between the asset's carrying amount and estimated fair value. Long-lived assets to be disposed of by other than a sale for cash are to be accounted for and reported like assets being held or used except the impairment loss is recognized at the time of the disposition. Long-lived assets to be disposed of by sale are to be recorded at the lower of their carrying amount or estimated fair value (less costs to sell) at the time the plan of disposition has been approved and committed to by the appropriate company management. In addition, depreciation is to cease at the same time. BCE's management does not expect the adoption of this standard to have a significant impact on its future consolidated financial results.

(n) Adjusted net earnings

The adjusted net earnings is a reconciliation of net earnings to reflect the impact of no longer amortizing goodwill and indefinite-life intangible assets effective January 1, 2002. Refer to note (m) ''Recent pronouncements''.

21. SUBSEQUENT EVENTS

BCE Acquisition of SBC's 20% interest in BCH

On June 28, 2002, BCE, BCH and entities controlled by SBC entered into agreements that will lead to the repurchase by BCE of SBC's 20% indirect interest in BCH, the holding company of Bell Canada, for approximately $6.3 billion.

Pursuant to these agreements, on June 28, 2002, BCH purchased for cancellation a portion of its outstanding shares from SBC for a purchase price of $1.3 billion, resulting in an increase in BCE's ownership in BCH to 83.5% and issued to SBC an interim note representing the purchase price. On July 15, 2002, BCE repaid the interim note by borrowing approximately $1.1 billion under a $3.3 billion two-year non-revolving credit agreement that was recently negotiated with a syndicate of banks, and issuing approximately nine million BCE Inc. common shares, by way of a private placement to SBC, for $250 million (approximately $27.63 per BCE Inc. common share).

Pursuant to the terms of these agreements, BCE has the option (BCE option) to repurchase and SBC has the option (SBC option) to sell the remaining 16.5% interest in BCH, in each case at an aggregate price of approximately $5 billion. The BCE option can only be exercised between October 15, 2002 and November 15, 2002, whereas the SBC option can only be exercised between January 3, 2003 and February 3, 2003. BCE will exercise the BCE option within the prescribed period, and the transaction is expected to close on or before January 3, 2003, at BCE's discretion.

BCE intends to secure permanent financing for the remaining $5 billion repurchase price and the $1.1 billion drawn under the $3.3 billion non-revolving credit agreement, which would include:

- a second private placement to SBC of up to $250 million;
- a public common equity issue in the range of $1 billion to $1.5 billion;
- public long-term debt issues in the range of $2 billion to $2.5 billion;
- $1 billion to $2 billion accessed from Bell Canada, representing partial proceeds from the previously planned sale or securitization of Bell Canada's print directories business, with a substantial amount of the proceeds remaining at Bell Canada; and
- $1 billion to $1.5 billion from internally generated sources.

In the event BCE does not secure financing for all of the remaining $5 billion repurchase price on or before January 3, 2003, BCE's current intention is to first draw down on the balance of $2.2 billion remaining on the two-year non-revolving credit agreement.

Although BCE does not currently intend to do so, should amounts drawn under the afore-mentioned credit agreement together with the permanent financing secured as set forth above be insufficient, BCE has the ability to borrow up to a total of approximately $3.2 billion from SBC through the issuance of promissory notes, for a period of up to eighteen months after the date of issuance.

As part of the agreement, BCE will also purchase, at face value, on or before December 31, 2004, $314 million of BCH Convertible Series B Preferred Securities previously purchased by SBC.

In connection with the arrangements described above, on June 28, 2002, BCH granted to SBC an option (BCH option) to purchase 20% of the then outstanding common shares of BCH at an exercise price of approximately $39.48 per share, representing an approximate 25% premium to the June 28, 2002 negotiated repurchase price of the BCH Shares on a per share basis, exercisable no later than April 24, 2003.

21. SUBSEQUENT EVENTS — (Continued)

Write-down of Bell Canada's accounts receivable

Coincident with the development of a new billing platform, Bell Canada has adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and which permits a more accurate determination of the validity of customer balances to Bell Canada. This analysis indicated that as at June 30, 2002, a write-down of accounts receivable amounting to $272 million (BCE's share is $142 million on an after tax basis) is appropriate. As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that these amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990's. Bell Canada has reflected a write-down in other charges in the period ended June 30, 2002.

Significant developments relating to Teleglobe Inc.

On April 24, 2002, BCE announced that it would cease further long-term funding to Teleglobe. BCE's decision was based on a number of factors, including a revised business plan and outlook of the principal operating segment of Teleglobe with associated funding requirements, a revised assessment of its prospects, and a comprehensive analysis of the state of its industry. In light of that decision, Teleglobe announced that it would pursue a range of financial restructuring alternatives, potential partnerships and business combinations. Also on April 24, 2002, all BCE-affiliated board members of Teleglobe tendered their resignation from the Teleglobe board. The effective result of these events was the exit by BCE of the Teleglobe business and the eventual material reduction in BCE's approximate 96% economic and voting interest in Teleglobe as a result of the ongoing restructuring of Teleglobe. Accordingly, effective April 24, 2002, BCE reclassified the financial results of Teleglobe as a discontinued operation. BCE's management completed its assessment of the net realizable value of BCE's interest in the net assets of Teleglobe and determined it to be nil, resulting in a loss from discontinued operations of $73 million, which is in addition to the transitional impairment charge of $7,516 million to opening retained earnings as at January 1, 2002, as required by the transitional provisions of the new CICA Handbook Section 3062 (refer to Note 1). The tax benefit associated with the capital loss on this investment has not been recognized in the financial statements as it has not yet been crystallized for tax purposes.

On May 15, 2002, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada and the United States. Operating under court protection and with the assistance of a Monitor, appointed in the Canadian insolvency proceedings. Teleglobe has sought and received court approval of its decision to discontinue its hosting and certain other businesses, to proceed with the orderly shut-down of its GlobeSystem network and to proceed with a process for the sale of its remaining core telecom business. Such sale process is being conducted by the Monitor under court supervision. On July 18, 2002, Teleglobe announced that it had received ten offers for the purchase of its core telecommunications business and that it intended to proceed with more detailed negotiations with a select number of parties until August 12, 2002 when final offers are to be made. BCE has agreed to provide Teleglobe with short-term funding up to a maximum of US$118.6 million as part of the restructuring process. There can be no assurance that Teleglobe will be able to repay the amounts advanced by BCE or that realization of any security will be sufficient to repay BCE. Certain other subsidiaries of Teleglobe also filed for court protection in other jurisdictions, including the United Kingdom. It is not presently known when the court-supervised process will be concluded. BCE does not expect to realize any material amount from its investment in Teleglobe.

Since (i) BCE's management does not expect any future economic benefits from its approximate 96% economic and voting interest in Teleglobe, (ii) BCE has not guaranteed any of Teleglobe's obligations, and (iii) BCE has ceased further long-term funding to Teleglobe, BCE deconsolidated Teleglobe's financial results effective May 15, 2002, and now accounts for the investment at cost. Therefore, all future financial results of Teleglobe will not affect BCE's future financial results. The following are amounts relating to BCE's interest in the net assets of Teleglobe on May 15, 2002: current assets of $1.4 billion, non-current assets of $4.3 billion, current liabilities of $3.6 billion, and non-current liabilities of $2.1 billion.

Teleglobe lending syndicate lawsuit

Certain members of the Teleglobe lending syndicate (the Plaintiffs) which advanced US$1.25 billion to Teleglobe and one of its subsidiaries filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interest and costs), which they allege is equal to the amount they advanced to Teleglobe and its subsidiary through the lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid. The Plaintiffs represent approximately 95.2% of the US$1.25 billion of advances. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position. Refer to "Risk Factors — Risks Affecting BCE — Potential Adverse Impact of Teleglobe Creditors Litigation" in the MD&A for the second quarter of 2002.

Significant developments relating to BCI

On December 3, 2001, BCI announced a recapitalization plan intended to enable the company to meet its short term funding commitments, as well as a complementary plan that resulted in the reorganization of Telecom Américas Ltd. into a company focused on the Brazilian mobile wireless market. On January 11, 2002, and as part of its recapitalization plan, BCI closed a rights offering for total gross proceeds of $440 million. The public shareholders exercised 42% of the rights offered to them, with BCE funding the remaining balance of $392 million.

21. SUBSEQUENT EVENTS — (Continued)

Also included in the recapitalization plan was the settlement of approximately $478 million in BCI obligations through the issuance by BCI of common shares. BCE's percentage ownership in BCI after the settlement date of February 15, 2002 was diluted to approximately 62%.

On July 12, 2002 BCI shareholders and holders of BCI's 11% senior unsecured notes due September 2004 (the Noteholders) voted to approve a court-supervised plan of arrangement of BCI pursuant to section 192 of the Canada Business Corporations Act (the Plan of Arrangement). On July 17, 2002, BCI obtained court approval of the Plan of Arrangement, which includes the sale by BCI of its interest in Telecom Américas Ltd., through which BCI held the majority of its investments, to América Móvil S.A. de C.V. and, following the disposition of all assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and shareholders with the approval of the court and ultimately the dissolution of BCI. BCI expects to complete the sale of its interest in Telecom Américas Ltd. by the end of July 2002, and is currently proceeding, under court supervision, to implement the remaining elements of the Plan of Arrangement. As a result of these events, BCE deconsolidated BCI's financial results effective June 30, 2002, and now accounts for the investment at cost. Therefore, all future financial results of BCI will not affect BCE's future financial results. BCE recorded a charge of $191 million representing a write-down of its investment in BCI to its net realizable value, which was reported as a loss from discontinued operations.

BCE Emergis restructuring plan

In April 2002, following a shortfall in non-recurring revenue during the first quarter of 2002, BCE Emergis announced a plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs. BCE Emergis will actively seek to increase penetration in three growth areas, namely, bill presentment services, payment solutions and claims processing, by building on its existing customer base and its relationship with Bell Canada. BCE Emergis also developed a plan to streamline its service offerings and reduce its operating cost structure, which includes an overall reduction in personnel of approximately 550 people, or 20% of its workforce. As a result of this cost reduction plan and possible asset impairments, BCE Emergis recorded a pre-tax restructuring charge of $119 million (BCE's share is $63 million on an after tax basis) in the second quarter of 2002.

Creation of Bell West Inc. (Bell West)

In April 2002, Bell Canada and Manitoba Telecom Services Inc. (MTS), a related party, combined their interests of the wireline assets of BCE Nexxia Inc. with Bell Intrigna Inc. in Alberta and British Columbia to create Bell West Inc. (Bell West), a company providing telecommunications services in those two provinces. Bell West operates under the Bell brand and is owned 60% by Bell Canada and 40% by MTS. The terms of the agreement between Bell Canada and MTS also include certain put and call options with respect to MTS's 40% ownership of Bell West.

The put options for MTS are as follows:

- In February 2004, MTS can sell its interest in Bell West to Bell Canada at a guaranteed floor value of $458 million plus incremental funding (including an 8% return on that incremental funding) invested by MTS going forward (floor value). In January 2007, MTS can sell its interest in Bell West to Bell Canada at fair market value less 12.5%. MTS can also sell its interest in Bell West to Bell Canada at fair market value less 12.5% upon the occurrence of certain change events affecting Bell West.

The call options for Bell Canada should MTS not exercise its put options are as follows:

- In March 2004, Bell Canada has the option to purchase MTS's interest at the greater of the floor value and fair market value. In February 2007, Bell Canada has the option to purchase MTS's interest at fair market value. Bell Canada can also purchase MTS's interest at fair market value upon a change of control of MTS to a party other than Bell Canada or its affiliates.

Creation of the Bell Nordiq Income Fund

In April 2002, Bell Canada announced the completion of an initial public offering of units of a newly created income fund (the Bell Nordiq Income Fund). The Fund acquired from Bell Canada a 36% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership. Bell Canada retains management control over both partnerships and holds a 64% interest in the partnerships. The gross proceeds of approximately $324 million resulting from this transaction will be used by Bell Canada to reduce its existing debt.

Issuance and redemption of Preferred Shares

On February 14, 2002, BCE Inc. filed a short form prospectus with Canadian securities regulatory authorities qualifying the issue of 20 million Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares) for aggregate proceeds of $510 million. 8 million of the 20 million Series AA Preferred Shares were issued pursuant to a public bought deal offering whereas the balance of 12 million Series AA Preferred Shares were issued to the holders of BCE Inc.'s 12 million First Preferred Shares, Series W (Series W Preferred Shares) as BCE Inc. elected to exercise its option to purchase all of the Series W Preferred Shares from such holders. Holders of the Series W Preferred Shares paid the subscription price of $306 million for the purchase of 12 million Series AA Preferred Shares from the proceeds paid to them by BCE Inc. to purchase for cancellation the Series W Preferred Shares. The net proceeds to result from the sale of 8 million Series AA Preferred Shares will be used for general corporate purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.



Michael T. Boychuk
Corporate Treasurer

Date: July 24, 2002